UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM 20-F


|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the Fiscal Year Ended ____________________

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):
      For the transition period from ______________ to ______________.

Commission File Number: 0-49791

                              WATCH RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

      Suite 1320, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
                     (Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None


Number of outstanding shares of each of the issuer's classes of capital or common stock as of August 19, 2002: 13,491,730 Common Shares, Without Par Value


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |_| No |X|

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 |X| Item 18 |_|

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes |_| No |_|

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                     PART I


Item 1.  Identity of Directors, Senior Management and Advisers.................3
Item 2.  Offer Statistics and Expected Timetable...............................3
Item 3.  Key Information.......................................................3
Item 4.  Information on the Company...........................................10
Item 5.  Operating and Financial Review and Prospects.........................33
Item 6.  Directors, Senior Management and Employees...........................40
Item 7.  Major Shareholders and Related Party Transactions....................44
Item 8.  Financial Information................................................46
Item 9.  The Offer and Listing................................................46
Item 10. Additional Information...............................................48
Item 11. Quantitative and Qualitative Disclosures about Market Risk...........54
Item 12. Description of Securities other than Equity Securities...............54

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies......................55
Item 14. Material Modifications to the Rights of Security Holders and
         Use of Proceeds......................................................55
Item 17. Financial Statements.................................................55
Item 18. Financial Statements.................................................76
Item 19. Exhibits.............................................................76
         Signatures...........................................................77

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management.

      The following sets forth the names, business addresses and functions of the Company's directors and senior management:


--------------------------------------------------------------------------------
        Name             Business Address                     Title/Function
--------------------------------------------------------------------------------
D. Barry Lee             1320-925 West Georgia Street,        President/Director
                         Vancouver, BC V6C 3L2, Canada
--------------------------------------------------------------------------------
Christopher D. Wright    1320-925 West Georgia Street,        Director/Chairman
                         Vancouver, BC V6C 3L2, Canada
--------------------------------------------------------------------------------
Christopher R. Cooper    1320-925 West Georgia Street,        Director
                         Vancouver, BC V6C 3L2, Canada
--------------------------------------------------------------------------------
Gerald J. Shields        1020-510 Burrard Street,             Secretary
                         Vancouver, BC V6C 3A8 Canada
--------------------------------------------------------------------------------
Don Sharpe               1320-925 West Georgia Street,        Director
                         Vancouver, BC V6C 3L2, Canada
--------------------------------------------------------------------------------


B. Advisers.

      The Company's principal bank is Bank of Montreal, 595 Burrard Street, Vancouver, British Columbia, V7X 1L7. The Company's principal legal adviser is Gerald J. Shields Law Corp. located at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

C. Auditors.

      David Pel & Company Inc., Certified General Accountant, have served as the Company's auditors for the preceding three years. Their address is #310-10524 King George Hwy., Surrey, British Columbia, Canada V3T 2X2.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

ITEM 3. KEY INFORMATION

Forward Looking Statements

      This Registration Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under the section entitled "Risk Factors" and/or "Operating and Financial Review and Prospects."

A. Selected Financial data.

      The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Watch Resources Ltd. ("Company" or "Watch" or "Watch Resources"), for the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date, the Company has not declared nor paid any dividends on its common shares and does not intend to do so in the foreseeable future. The Company's policy at the present time is to retain earnings to finance the expansion of its business and for additional corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate.

      The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. There are no material differences between such standards and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, excepting those disclosed in the financial statements under note 13.

      The following tables set forth information in Canadian dollars.

-------------------------------------------------------------------------------------------------------------------------------
                                       2001              2000              1999                  1998              1997
-------------------------------------------------------------------------------------------------------------------------------
Revenues                          $      1,559       $    23,974       $     67,607          $    115,904       $     12,508
-------------------------------------------------------------------------------------------------------------------------------
Operating Loss                    $   (167,696)      $  (131,238)      $   (623,686)         $   (162,525)      $   (127,245)
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                 $   (806,282)      $(6,178,114)      $   (654,919)         $ (1,137,290)      $   (246,915)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share         $      (0.26)      $     (5.48)      $      (0.69)(1)      $      (0.08)      $      (0.02)
-------------------------------------------------------------------------------------------------------------------------------
Outstanding shares                   3,476,826         1,126,826         22,536,515            16,863,259         13,172,707
-------------------------------------------------------------------------------------------------------------------------------
Total Assets                      $    392,590       $   828,998       $  6,402,528          $  5,045,800       $  4,026,581
-------------------------------------------------------------------------------------------------------------------------------
Share Capital                     $ 10,150,455       $ 9,327,955       $  9,327,955          $  7,092,216       $  5,710,198
-------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                 $  1,133,682       $ 1,586,308       $    998,388          $  1,201,460       $    431,324
-------------------------------------------------------------------------------------------------------------------------------
Dividends declared per share      $          0       $         0       $          0          $          0       $          0
-------------------------------------------------------------------------------------------------------------------------------

      (1) The loss per share has been restated to correspond with the 1:20 share rollback which occurred in 2000. Prior to such restatement, the loss per share was $0.03.

CURRENCY EXCHANGE RATE INFORMATION

      The Company's accounts are maintained in Canadian dollars. In this Registration Statement all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

      The rate of exchange means the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year. The following table sets forth the exchange rates for the periods indicated.

                          ===========================================================================
                            2001        2000        1999          1998          1997           1996
-----------------------------------------------------------------------------------------------------
High                      $1.6023     $1.5600     $1.5095       $1.5845       $1.4378        $1.3822
-----------------------------------------------------------------------------------------------------
Low                       $1.4933     $1.4417     $1.4440       $1.4577       $1.3470        $1.354
-----------------------------------------------------------------------------------------------------
Average for
Period                    $1.5490     $1.4871     $1.4827       $1.4564       $1.3800        $1.3646
-----------------------------------------------------------------------------------------------------
End of Period             $1.5925     $1.4995     $1.4440       $1.5375       $1.4328        $1.3630
=====================================================================================================

      The following table sets forth the high and low exchange rates for each month during the previous six months.


-----------------------------------------------------------------------------------------------------
                 February      March        April         May         June          July
-----------------------------------------------------------------------------------------------------
High             1.6112        1.5958       1.5995        1.5708      1.5499        1.5880
-----------------------------------------------------------------------------------------------------
Low              1.5885        1.5767       1.5632        1.5275      1.5108        1.5145
-----------------------------------------------------------------------------------------------------

      The exchange rate on August 16, 2002 was $1.5609.


B. Capitalization and indebtedness.


      The Company is authorized to issue 100,000,000 common shares without par value. As at August 19, 2002, the Company has 13,491,730 common shares issued and outstanding. See Item 10(A)- Share Capital for a detailed discussion and table of the Company's capitalization.

      The Company had no bank loans as at August 19, 2002. However, a loan was made to the Company from Afrasia Mineral Fields, Inc., a public company listed on the Canadian Venture Exchange. Afrasia Mineral Fields, Inc. is not affiliated with the Company or any of its officers or directors. The loan, which has been paid back in full, was unsecured, non-interest bearing, with no fixed terms of repayment.


      During the year ended December 31, 2001, the Company advanced $250,000 to Willex Energy Ltd. for exploration activities and at December 31, 2001 the Company had an additional $352,985 in cash restricted in use for future exploration and development. The Company is committed to raising and expending an additional $119,515 in connection with its exploration and development activities.

      The Company's total indebtedness currently amounts to $448,840. Such debt is unguaranteed and unsecured.

      The following sets forth a history of share capital for the last three fiscal years:

                                                      Shares       Consideration
                                                      ------       -------------
         Balance December 31, 1998                  16,863,259      $ 7,092,216

         Shares for Debt                             2,084,711      $ 1,187,508

         Private Placements and Options              3,305,211      $   991,564

         Warrants exercised                            283,334      $    56,667

         Balance December 31, 1999                  22,536,515      $ 9,327,955

         Reduction due to 1:20 share rollback      (21,409,689)

         Balance December 31, 2000                   1,126,826      $ 9,327,955

Private placement of flow through shares             2,350,000      $   822,500

Balance as at December 31, 2001                      3,476,826      $10,150,455

Private placement                                    2,250,000      $   900,000

Cancellation of shares in escrow account               (37,500)

Warrants exercised                                   2,733,570      $ 1,366,785

Conversion of debenture                                666,667      $   300,000

Warrants Exercised                                     666,666      $   366,666

Private Placement                                    3,735,501      $ 2,745,376

Balance as at August 19, 2002                       13,491,730      $15,829,282


C. Reasons for the offer and use of proceeds.

      Not applicable to Form 20-F filed as a registration statement under the Exchange Act.

D. Risk Factors.

      The Company's business is subject to a number of risk factors that are set forth below:

Uncertain Long Term Profitability


      The Company's long term profitability is uncertain as it is related to the success of its exploration program. The Company had no significant business operations or assets during the first nine months of 2001. However, the Company is currently participating in a 5-well drilling program in the Peace River Arch area of Alberta, Canada. As at August 19, 2002, two of the five wells have been drilled. While the initial indications were positive, additional testing determined that the wells were dry. In addition, the Company is participating in drilling projects in two other areas of British Columbia, Canada.

      Oil and gas exploration involves a high degree of risk and only a small percentage of the properties that are explored are ultimately developed into producing wells. From the date of the Company's inception through August 19, 2002, we have not earned any revenues from exploration activities and as of December 31, 2001, we have incurred cumulative losses totaling $10,891,547.


      It is possible that properties which the Company has an interest will not result in discovery of oil or gas. The Company's long term profitability will be in part related to the cost and success of its exploration programs, which can be affected by a number of factors beyond the Company's control.


Going Concern Uncertainty and Insufficient Funds

      The Company may not have the funds required and may not be able to obtain them in order to continue its exploration program. As at August 19, 2002, the Company had no material assets other than funds recently raised in a private placement that will be used primarily to finance initial drilling activity on Company's interest in the property located in British Columbia. The Company's only operations as at August 19, 2002 are being conducted in connection to drilling programs in British Columbia, Canada and Alberta, Canada. As such, the Company has no source of operating cash flow. Indeed, the Company's auditors have expressed in their report that the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Substantial expenditures are required to conduct exploration and development activities and to establish commercial production through drilling. It is possible that funds required for further exploration will not be obtained on a timely basis or that oil and gas will not be discovered in sufficient quantities to justify any commercial production. Even if the testing results on the Company's wells are positive, it will require additional funds to complete its exploration activities. It is possible that the Company will be unable to obtain additional financing. Failure to obtain such financing would preclude the Company from continuing its exploration and development activities.


History of Operating Losses

      The Company sustained operating losses for each of the fiscal years ended December 31, 2001, 2000, 1999 and 1998 of $167,696, $131,238, $343,644 and
$623,686, respectively. The Company's operating losses may continue for the foreseeable future.

Limited Operating History and Lack of Cash Flow


      The Company has a limited operating history. None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its present operations. The only present source of funds available to the Company is through the sale of equity or debt, securities or other borrowings. Even if the results of the current exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not significant oil and gas shows during drilling on any well and may not realize a return on its investment. Additional working capital obtained by the Company in the future, if any, may not be available for its operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

No Dividends

      The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.



No Proven Economic Wells

      The Company's current operations consist of drilling programs conducted in Alberta, Canada and British Columbia, Canada. In the Peace River Arch area in Alberta, Canada, the two wells that were drilled were dry. In addition, drilling on test wells has commenced in the Eastarm area and in the Liard Basin area in British Columbia, Canada. It is possible that the remaining three wells to be drilled on the Peace River Arch area or the wells to be drilled in the Eastarm or Liard Basin areas will not be found to be economic for production.

Conflict of Interest

      Our directors may face conflicts of interest in connection with our participation in certain ventures because they are directors of other oil and gas companies. Messrs. Cooper, Lee and Wright, who serve as our directors, are also directors of other oil and gas companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors' conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in, or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resources companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors' other companies for which the directors may deem the projects to have a greater benefit.

Management's Limited Experience in Oil and Gas Operations


      The Company's current management has had limited experience in the management of oil and gas companies. Thus, management lacks extensive experience in the oil and gas industry. Therefore, it is possible that management will be unable to effectively manage the expansion of the Company's operations. In addition, management may be unable to fully exploit opportunities that may arise in the future.


Competition


      The oil and gas business is highly competitive and has few barriers to entry. The Company will be competing with other oil and gas companies and investment partnerships in the search for, and obtaining of, desirable oil and gas leases, the securing of contracts with third parties for the development of oil and gas properties and the purchase of equipment necessary for the completion of wells, as well as in the marketing of its oil and gas. Many of the Company's competitors are larger than the Company and have substantially greater access to capital and technical resources than does the Company and may have a significant competitive advantage. The Company's financial resources limit its ability to pursue its business. Many of the Company's competitors are capable of making a greater investment in a given drilling area than is the Company. As a result of the competition, the Company's ability to acquire additional attractive properties on terms it considers acceptable may be adversely affected.


Uncertain availability of a market for the Company's production

      The availability of a market for the Company's crude oil and natural gas production, if any, is dependant upon a number of factors beyond the Company's control. The factors that affect the availability of a market for the Company's crude oil and natural gas production include the proximity of the Company's wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the marketing of competitive fuels, fluctuations in seasonable supply and demand, and governmental regulation of production. In the event the Company completes a well that produces natural gas in an area distant from existing gas pipelines, the well may remain shut-in until a pipeline is extended to the well or until additional wells are drilled to establish the existence of sufficient producing reserves to justify the cost of extending existing pipelines to the area. Such factors are beyond the Company's control and may have a material adverse effect on its business and results of operations.

Oil and Gas Prices

      It is possible that even if significant oil and gas are encountered during drilling on any properties on which the Company has an interest, a profitable market will not exist for the sale of the same. Factors beyond the Company's control may affect the marketability of any oil and gas produced. Significant price movements over short periods of time may be affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. and Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot be adequately predicted.

Shares Reserved For Future Issuance


      As at August 19, 2002, the Company had reserved 4,002,372 Common Shares for issuance upon the exercise of warrants and options. Such Common Shares represent a potential equity dilution of approximately 30%, based upon the number of outstanding Common Shares of 13,491,730 as at August 19, 2002. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants. As at August 19, 2002, the Company had 82,505,900 authorized but unissued and unreserved Common Shares. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation. As at August 19, 2002, the Company has no plans to issue Common Shares other than for the purposes of raising funds, for property acquisition and general working capital requirements which issuance would be subject to regulatory approval.


Environmental Regulation

      All phases of the Company's operation in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.


      It is possible that compliance with future changes in environmental regulation, if any, may adversely affect the Company's operations.


Jurisdiction

      The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

ITEM 4. INFORMATION ON THE COMPANY


This Registration Statement contains certain terms that are commonly used in the oil and gas industry. See Glossary of Oil and Natural Gas Terms beginning on page 24.


A. History and development of the Company

Corporate Structure

      The Company was incorporated under the name of "Mad River Resources Inc." under the Company Act (British Columbia) on January 5, 1987. The Company amended its Memorandum and changed its name to "Canadian Education Courseware Inc." on July 8, 1992, and changed its name again to "Can West Exploration Inc." on August 28, 1997. On October 13, 2000 the Company changed its name to "Watch Resources Ltd." and consolidated its 100,000,000 common shares without par value into 5,000,000 common shares without par value on a 1 new share for 20 old shares basis, and thereafter increased its authorized capital to 100,000,000 common shares without par value.

      The principal business address of the Company is Suite 1320, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The registered and records office of the Company is located at Suite 1020, 510 Burrard Street, Vancouver, British Columbia V6C 3A8. The phone number at the Company's registered office is (604) 688-3800.

B. Business Overview.

      The Company has been engaged in the acquisition, exploration and development of oil and gas properties since July, 1997. Since July 1997, the Company purchased and subsequently sold an interest in an oil and gas property in Alberta, and acquired and subsequently forfeited interests in certain properties in Colombia which it has subsequently forfeited. See "Narrative Description of the Business." As of the date hereof, the Company has no material interests in any oil and gas properties. The Company had earned a working interest on the first two wells drilled in the Peace River Property. However, the wells came up dry and were abandoned. As such, the Company no longer has working interests in such wells. Drilling has recently commenced on two projects located in British Columbia in which the company may earn working interests. From 1992 until 1996 the Company was involved in the selling of educational courses and related materials. The Company's interest in that business was written off in 1996.

Narrative Description of the Business


      As at August 19, 2002, the Company holds no material interests in any oil and gas properties or in any other properties except for on properties located on the Peace River Arch area of Alberta, Canada, Eastarm area of British Columbia, Canada and the Liard Basin area of British Columbia, Canada, described below. The Company has been engaged in the acquisition, exploration and development of oil and gas properties since July, 1997. The following is a summary of the Company's activities in the oil and gas business during that period.


Summary of Material Oil and Gas Properties

Lagunillas Project, Colombia

      In late 1997 the Company acquired a 100% working interest in and to a group of petroleum and natural gas properties located in the Department of Tolima, in central Colombia, 110 km west of Bogota known as the Lagunillas Association Contract Area and Mendez Association Contract Area (collectively, the "Lagunillas Project"). The Company's interest was subject to certain back-in rights held by Ecopetrol, the Colombian state oil company.

      Under the contract governing the Lagunillas Project, as amended, the Company had an obligation to drill one test well on the Lagunillas Project by August 31, 1999. The Company completed drilling in August, 1999. The well encountered significant oil and gas showings; however, the Company was not able to bring the well into commercial production due to the presence of water. The Company also had an obligation to drill one further exploratory well before July 15, 2000, acquire 40 Kilometers of 2D seismic before January 15, 2000 and drill two more exploratory wells before July 15, 2001. The Company was not able to raise financing to fund these exploration activities, and as a result forfeited its interest in the Lagunillas Project in August, 2000 as well as forfeiting a performance bond of US$500,000. The Company was the operator of the Lagunillas Project.

Ribstone Property, Alberta

      In August of 1997 the Company acquired an average 27.0833% working interest in twelve producing oil wells in the Ribstone area of eastern Alberta, located 125 miles southeast of the city of Edmonton, as well as working interests ranging from 18.75% to 28.75% in 2,560 acres of land

(collectively the "Ribstone Property"). The Company sold those interests in 1998 for approximately $1,200,000.

Peace River Arch Area, Alberta

      In December 2001, pursuant to a Farmout Agreement with Willex Energy Ltd. of Calgary, Alberta, the Company acquired the right to earn working interests ranging from 7.5% to 16.67% in five wells in the Peace River Arch area of Alberta. The wells will be drilled to depth between 1600 and 2000 meters with gas and oil targets. The drilling program commenced December 5, 2001.

      Each of the five wells to be drilled in the program are distinct seismically identified geological targets. The first well was the most exploratory of the five wells, with the four other wells being more developmental in nature. Both the first and second well drilled were dry and were abandoned by the Company.

      Under the agreement governing the Peace River Arch project, the Company has the right to drill three additional wells. The Company does not believe that at the present time there are any time limitations on its right to drill the three additional wells. See Item 4(D)- Property, Plants and Equipment.

Eastarm Area, British Columbia


      In March 2002, the Company entered into a Participation Agreement with Lightning Energy Ltd., a corporation having an office in Alberta, Canada ("Lightning") pursuant to which it is to participate in a well drilled in the Eastarm area of British Columbia. The operator of the drill program is Chevron Canada Resources ("the Operator"). As at August 19, 2002, the well, which was spudded on March 1, 2002, had been drilled with both gas and oil targets. A planned step-out development well is expected to begin drilling in the Eastarm Area during the summer of 2002. Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of costs to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by the Operator. Thus, Watch will have a net 12.5% interest in the farm out lands. See
Item 4(D)- Property, Plants and Equipment.


Liard Basin Area, British Columbia


      On April 1, 2002, the Company entered into a Memorandum of Understanding with Lightning, whereby the Company will participate in the drilling of a well in the West Patry Lands located in the Liard Basin area of northeastern British Columbia. The well was drilled to a depth of approximately 3,300 meters. It is currently undergoing production testing and as of August 19, 2002, there were no results available. The Company has agreed to pay 30% of the costs of the well to earn a 30% working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty to the operator. After payout, the Company will earn a 15% working interest in the well spacing unit and in 19 adjoining sections of land. Specifically, the before payout working interest will be 30%, the before payout revenue interest will be 30%, the after payout working interest will be 15% and the after payout revenue interest will be 15%.

      Under the agreement, the Company is also required to pay for a certain portion of the costs in connection with the projects. See Item 4(D) - Property, Plants and Equipment-Liard Basin Area-West Pantry. For each test well in which the Company participates, the Company earns an interest in that test well, and in a minimum of fourteen sections of land that are pre-determined, contiguous with, and attributable to the test well spacing unit (one section). Should the Company elect not to pay Lightning when presented with a cash call for a particular test well, the Company will not earn an interest in that well or in the fourteen (or more) sections of land attributed to that test well. In such a case, the Company would retain its interest in any other test wells and sections in which it has already earned an interest, as well as its right to elect to participate in other test wells which have not yet been drilled. See Item 4(D)- Property, Plants and Equipment.


      Under the agreement with Lightning, once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land.

Exploration and Development Costs


      The Company incurred a total of $638,587, $405,978 and $2,270,523 in exploration and development costs during the fiscal years ended December 31, 2001, 2000 and 1999. For the fiscal year ended December 31, 2001, $638,587 of the exploration costs incurred were written off as the wells drilled were found not to be economic. See Note 3 to the Company's Financial Statements.


      For the fiscal year ended December 31, 2000, the Company wrote off $5,974,150 of the Lagunillas acquisition and exploration costs, $20,597 of the Kirk Lake acquisition and exploration costs and recovered $1,032 of costs expended in exploration and environmental studies on the Kirk Lake property. In addition, the Company incurred $0, $0 and $402,508 in property acquisition costs during fiscal years 2001, 2000 and 1999.

Description of Investments

Investment in Cal West Investments Ltd.

      The Company invested $10 for 100% of the issued common shares of Cal West Investments Ltd. Although the Company owns 100% of the issued common shares of Cal West Investments Ltd., the investment is recorded on the cost basis since there is no true control or significant influence held by the Company over Cal West Investments Ltd. In addition, the Company does not have any continuing power to determine strategic operating, investing or financing policies of Cal West without the cooperation of others.

      There are severe long-term restrictions on the Company's ability to distribute profits earned by Cal West. The Company's portion of any profits earned by Cal West is restricted to a minimal portion per agreements. Under
Section 1590.15 of the Canadian Institution of Chartered Accountants ("CICA") Handbook, this, along with the inability of the Company to undertake other transactions with Cal West Investments, precludes the existence of control.

      As a result of the above, the investment in Cal West Investments Ltd. is recorded at cost, with any profits received from Cal West Investments Ltd. being recorded when realized by the Company.

      For the fiscal year ended December 31, 2001, the Company has not generated any revenue from this investment.

Lagunillas Project, Colombia

      In September 1997, the Company obtained a 100% interest in the Lagunillas Contract Area located in Colombia, through its offshore wholly owned subsidiary CAN WEST EXPLORATION INC., a Grand Caymans registered company (formerly, CIMA EXPLORATION LTD.) This wholly owned subsidiary was incorporated in Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. The Lagunillas Block is located in the Department of Tolima, in central Colombia, 110km west of Bogota.


      In the fiscal year ending December 31, 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. As a result, Colombia operations have ceased, resulting in costs relating to this claim of $5,974,150 being written off in the year ended December 31, 2000. Following the shutdown of the Lagunillas Property, the Company abandoned control of its subsidiary.


      The Company had an investment in a US$500,000 term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman. This investment served as a security bond to Ecopetrol of Colombia. In the fiscal year ending December 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CDN$18,500) was used to assist the funding of Colombia operations.

Ribstone Property

      During the fiscal year ending 1998, the Company acquired a 27% working interest in 2,560 acres of land containing twelve producing oil wells in the Ribstone area of eastern Alberta. An independent petroleum engineering evaluation has assigned 181,600 barrels of oil and 264 MMCF of gas as remaining proved reserves. This property interest was acquired in September 1997 from Tier One Energy Corp. The Company is part of a joint venture agreement with Koch Exploration Canada Ltd.


      In November 1998, the Company's interest in the Ribstone property Petroleum and Natural Gas Rights as well as all tangibles and miscellaneous interests was sold to Talisman Energy Inc. All capitalized and deferred costs relating to this property were written off in the December 31, 1998 financial statements, leaving no capitalized or deferred costs remaining related to this claim at the balance sheet date. The net property expenses as shown on the operating statement is as follows:

                 Expenses for fiscal year 1999       $ 1,956,982
                 Receivable on disposition            (1,215,000)
                                                     -----------
                 Net property expenses               $   741,982
                                                     ===========

Current Capital Expenditures


      To finance the Company's drilling obligations in the Peace River Arch area, the Company arranged for a non-brokered private placement consisting of 1,050,000 flow-through shares at a price of $0.40 and 1,200,000 units at a price of $0.40. Such private placement closed on January 28, 2002. Each unit will be exchangeable into a one share of common stock at no additional cost and a share purchase warrant. Each share purchase warrant can be converted to a common share of the Company at a price of $0.50 in the first year and $0.55 in the second year. As of the date hereof, 880,000 share purchase warrants were converted into shares of the Company's stock. "Flow-through" securities receive beneficial tax treatment under Canadian Law provided that the funds received in consideration for such securities are used by the Company for exploration and drilling activities in Canada.

      As at August 19, 2002, the Company had expended approximately $666,853 in connection with exploration activities taking place on the Eastarm area property.


Effect of Environmental Protection Requirements

      An environmental impact study was completed for the Company's interests in the Lagunillas Block in Colombia and approved by The Ministry of Environment in Colombia effective date January 15, 1999 in compliance with Colombian environmental laws. The granting of an environmental permit was a pre-condition to the commencement of drilling operations by the Company in the Lagunillas Block. The Company completed the drilling of a well on the Lagunillas Block without incident. As all of the Company's operations in Columbia have ceased, the Company does not anticipate that the environmental protection requirements will have any impact on the Company in the future.

      All phases of the Company's operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

      Although compliance with such laws is not presently a significant factor in its operations, it is possible that compliance with future changes in environmental regulation, if any, will adversely affect its operations. See "Risk Factors."

      1. Federal Environmental Regulation

      Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial, not federal, jurisdiction. As a result, federal legislation and regulations do not materially affect the Company's operations.

      The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act. However, a project will fall under the federal government's jurisdiction and be subject to Canadian Environmental Assessment Act only if the federal government is:

      1.    involved in the project as a proponent; or

      2.    providing financial assistance to the project; or

      3.    involved in the project as vendor of land; or

      4. involved in the project as a regulator of the project under a provision listed in federal regulations.

      None of these four situations apply to the Company's operations and it does not expect to be subject to Canadian Environmental Assessment Act.

      2. Provincial Environmental Regulation

      There are a number of provincial acts and regulations (together with the Environmental Assessment Act and Regulations and other provincial acts herein referred to as the "Provincial Laws") which the Company will or may be required to comply with in some way. These are not expected to materially affect its operations, except as indicated below.

      Pursuant to the requirements of the Provincial Laws, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

      Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been reviewed by the Department of Natural Resources and an Exploration Approval issued, on such terms and conditions deemed necessary and prescribed by the Minister.

      The Company does not believe that compliance with the Provincial Laws will have a material adverse impact on its operations nor does it anticipate any difficulty in obtaining approval from provincial authorities to commence mining operations if and when warranted. In the event provincial approval is not granted, the Company may be precluded from carrying on its mining operations.

Seasonality of the Company's Business

      Given the location of the Company's existing projects, the Company believes that it can engage in exploration activities year round.

Employees


      As at August 19, 2002, the Company has no employees. The Company has two independent contractors who provide consulting services to the Company on a part-time basis.


C. Organizational Structure


      The Company has two wholly-owned subsidiaries, namely Can West Exploration Inc., a company incorporated under the laws of the Cayman Islands, and Cal West Investments Ltd., a company incorporated under the Company Act (British Columbia). As at August 19, 2002, both subsidiaries were dormant and had no material assets.

D. Property, Plants and Equipment.

Principal Business Premises

      The Company's general, corporate and administrative offices are located at Suite 1320, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The premises consist of approximately 2,500 square feet of leased space in downtown Vancouver.

      The Company believes that its current and future agreed facilities are adequate for the Company's current operating level and presently foreseeable growth.

Equipment

      The Company rents its offices from First Merit Group Ltd. The Company's monthly rent payments include access to a variety of office equipment consisting of computers, telephones, fax, photocopiers and other office equipment.

Peace River Arch Area, Alberta.

      On December 3, 2001, the Company entered into a Farmout Agreement with Willex Energy Ltd. to participate in a five well drilling program located on the Peace River Arch area of Alberta. The drilling program commenced on December 5, 2001. Each of the five wells to be drilled in this program are distinct seismically identified targets. As at December 31, 2001, the Company contributed $250,000 towards drilling and other costs to earn working interests in each of the Peace River Arch Properties.

Virginia Hills

      This property is located at 07-08-64-14W5M, which is approximately 200 km west northwest of Edmonton, Alberta, Canada.

      This prospect was based on identification of shallow bypassed gas zones identified on logs of wells drilled for deeper targets. In this case the operator, American Leduc, has drilled a well beside an older well previously abandoned by another operator. Initial log evaluation indicated two possible gas zones in the Belly River Formation at depths of about 640 m. and 735 m. The well was cased for further testing which resulted in recovery of fresh water with no gas. The well was abandoned on February 27, 2002.

      In 2002, the Company's share of exploration expenses on the Virginia Hills well amounted to $89,838.83. Since the well was found not to be economic, the costs incurred were written-off.

Greencourt

      This property is located at Township 59 Range 5W5M, section 7 which is approximately 100 km west northwest of Edmonton, Alberta, Canada.

      In connection with the Greencourt prospect, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of this property. Until payout is reached in this well, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in this well, the Company will convert to a 16.67% working interest in the drilling spacing units subject to the overriding and crown royalties. Specifically, the Company will have a before payout working interest of 33.33%, a before payout revenue interest of 33.33%, an after payout working interest of 16.67% and an after payment revenue interest of 16.67%, in the drilling units.

      The costs estimates associated with this prospect are as follows:


                                                        The Company's Portion
                Cost Estimate:      Total Cost ($000)   of Total Cost ($000)
                -------------------------------------------------------------
                Drill & Complete          350                   117
                Equip & tie-in            250                    83


      Target Formation:        Nordegg Formation (Jurassic age)

      Expected Total Depth:    1250 meters

      This prospect is intended to extend the Heldar Nordegg B gas pool. This pool has produced 5.1 Bcf since initial production in 1989 from wells in 11-05-59-06W5M and 05-04-59-06W5M, approximately 2.4 km and 3.5 km respectively from the proposed location. A well drilled last year in 07-07-59-06W5M, penetrated good porosity in the Nordegg Formation (target zone), as interpreted from logs, but flowed gas on a drill stem test at a low rate, 17 Mcf/d, possibly because of invasion of drilling fluid into the rock during drilling. However, this drill stem test measured a higher than expected pressure considering the volume of gas already produced, indicating that the gas pool probably covered an area larger than the two sections with producing wells. A seismic line acquired and interpreted by the operator shows the proposed location to be structurally higher than the 07-07 dry hole.

      The risk factors associated with this property are as follows:

      o whether the seismic at the proposed location accurately represents the structural elevation of the Nordegg relative to the producing wells; and

      o whether porosity in the reservoir in the proposed location will be capable of sustaining gas production at economic rates since gas flow rates of the reservoir are affected by formation permeability.

Vega North

      This property is located at Township 63 Range 3W5M, section 10 which is approximately 90 km northwest of Edmonton, Alberta, Canada.

      In connection with the Vega North prospect, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of this property. Until payout is reached in this well, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in this well, the Company will convert to a 16.67% working interest in the drilling spacing units subject to the overriding and crown royalties.

      In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc. In sum, the Company will have a before payout working interest of 33.33%, a before payout revenue interest of 32.83%, an after payout working interest of 16.67% and an after payout revenue interest of 16.42% in the drilling units.

      The costs estimates associated with this prospect are as follows:


                                                          The Company's Portion
                Cost Estimate:       Total Cost ($000)    of Total Cost ($000)
                ---------------------------------------------------------------
                Drill & Complete           425                    142
                Equip & tie-in             300                    100


      Target Formation:          Lower Mannville/Basal Quartz (Cretaceous age)

      Expected Total Depth:     1200 metres

      This prospect is based on the presence of a Paleozoic high to the east with Lower Mannville sands lapping against the high. Compaction of the sediments resulted in a local reversal of regional dip. This has trapped gas in similar sands to the south. The proposed location offsets the 07-10-62-3W5M dry hole that encountered about 10 m. of porosity. An east-west seismic line, acquired and interpreted by the operator, indicates the proposed location to be structurally higher than the 07-10 well and the sands pinching out to the west against the Paleozoic.

      The risk factors associated with this property are as follows:

      o whether the sands have sufficient thickness and quality of porosity to produce at economic rates;

      o whether the trap is effective laterally and against the Paleozoic high; and

      o whether the structural reversal against regional structural dip allows sufficient volume for an economic accumulation.

Cecil Murphy

      The Cecil Murphy property is located at 02/08-15-84-08W6M which is approximately 120 km north of Grand Prairie, Alberta, Canada. The property is classified as Township 84 Range 8 W6M, Sections 15 and 22.

      The well located on the Cecil Murphy land carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company had agreed to pay 50% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company was to earn 16.67% in the drilling spacing unit subject to the overriding and crown royalties. The Company was also to pay 16.67% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the fourth quarter of 2001.

      The costs estimates associated with this prospect were as follows:


                                                           The Company's Portion
             Cost Estimate:           Total Cost ($000)     of Total Cost ($000)
             -------------------------------------------------------------------
             Drill & Complete               625                     208
             Equip & tie-in                 225                      75


      Target Formation:         Kiskatinaw (Mississippian age)

      Expected Total Depth:   1610 meters

      The well was drilled in the last quarter of 2001 and was found not to be economic. During 2001, the Company's share of exploration expenses in this well was $168,478.09. The well was abandoned in December 2001 and, consequently, the costs incurred were written-off.

      The primary target, basal Kiskatinaw sand, was not present. The Lower Kiskatinaw sand was present but was not porous. This land will expire in July 2002 unless a well capable of production is drilled before then.

      Most of the wells shown on this map did not penetrate the target zone for these prospects and were drilled to develop a shallower oil pool.

Cecil Vintage

      This property is located at 14-15-84-08 W6M which is approximately 120 km north of Grande Prairie, Alberta, Canada. The property is classified as Township 84 Range 8 W6M, Section 14; S & NW 23.

      The well located on the Cecil Vintage land carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well. In sum, the Company will have a working interest of 15% and a revenue interest of 4.125% on this well.

      The cost estimates associated with this prospect are:


                                                           The Company's Portion
              Cost Estimate:         Total Cost ($000)     of Total Cost ($000)
              ------------------------------------------------------------------
              Drill & Complete             625                      208
              Equip & tie-in               225                       75


      Target Formation:          Kiskatinaw (Mississippian age)

      Expected Total Depth:      1610 meters

      Time of Expenditures:      Second quarter, 2002

      This is a Lower Kiskatinaw channel sand prospect based on the presence of a channel well on either side of the proposed location. Wells in 10-09-84-08 W6M to the southwest and 16-19-84-07 W6M to the northeast, both with good reservoir sand having greater than 20 meters of porosity, define the channel trend. A core of the top of the sand in the 10-15 well contained a weak hydrocarbon show (fluorescence under ultraviolet light) but there was no recovery of either gas or oil in a drill stem test of the sand. Based on a seismic line along the northern edge of this section, the operator interprets the proposed 14-14 to be 20 meters higher than the 10-15 well. A north - south fault defined by several other seismic lines is expected to provide updip closure for a trap. Additional expenditures are being considered to shoot more seismic in an attempt to better define the presence and quality of sand and potentially reduce some uncertainty/risk.

      The risk factors associated with this property are as follows:

      o     whether reservoir rock is present and of sufficient quality; and

      o whether the updip fault provides an effective seal to have trapped oil or gas.

      The evaluation and report conducted on the Peace River Arch Area determined that the prospects described above are exploratory in nature and accordingly the wells to be drilled have no assurance of discovering petroleum or natural gas substances or generating future revenue or value. The evaluation concluded that the prospects described above have or had reasonable technical merit, sufficient to justify participation by a knowledgeable risk-taking oil and gas explorer.

Eastarm Area, British Columbia

      On March 1, 2002, the Company entered into a Participation Agreement with Lightning pursuant to which the Company will participate in Lightning's performance of its obligations under a Farmout Agreement. Under such Farmout Agreement, Lightning has acquired the right to earn an interest in certain lands located in the Eastarm area in British Columbia. Any working interests earned by the Company in the lands shall be held in trust for the Company in accordance with the Participation Agreement.


      A well has been drilled in the Eastarm area of British Columbia to its target depth of 2,700 meters. The well is located at a-31-D/94-H-9. The well was drilled into the Slave Point formation with both gas and oil targets. The Company had begun developing this property but testing had ceased on this well due to area ground conditions.


      Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of the drilling costs, completion costs, capping costs, or abandonment costs associated with the test well to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by the Operator. In addition, the Company will pay 25% of the land maintenance charges payable by Lightning under the Farmout Agreement. Thus, Watch will have a before payout working interest of 25%, a before payout revenue interest of 25%, an after payout working interest of 12.5% and an after payout revenue interest of 12.5% in the farm out lands.

      A planned step-out development well is expected to begin drilling in the Eastarm Area by September 2002.

Liard Basin Area

      On April 1, 2002, the Company executed a Memorandum of Understanding with Lightning, whereby the Company has the right to earn various working interests in the West Pantry, Mission Hills and Maxhamish areas located in the Liard Basin area of northeastern British Columbia in which Lightning either already has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner.

West Patry


      Under the Memorandum of Understanding, the Company will pay 30% of the drilling, completion or abandoning of a Kotcho Formation test well at b-97-A/94-O-5 which was spudded in April, 2002. The well was drilled to a depth of approximately 3,300 meters and is targeting Devonian Age natural gases. The well is currently undergoing production testing but no results have been obtained as of August 19, 2002. The Company will earn 30% working interest before payout in the test well spacing unit, subject to the payment of a convertible 15% gross overriding royalty to the Operator. After payout, the Company will earn a 15% working interest in the well spacing unit and in 19 adjoining sections of land. Specifically, for these projects the Company will earn a before payout working interest 30%, a before payout revenue interest of 30% and after payout working and revenue interests of 15%. See Item 4(B)- Summary of Oil and Gas Properties - Laird Basin Area, British Columbia.


      The West Patry lands will be divided into 15 section parcels prior to participation in the initial test well. The Operator will be the operator on the test well and any future Mississipian or deeper wells and Lightning will be the operator on any shallower tests. The Company will have a rolling option to continue to earn the predetermined 15 section parcels by drilling of additional test wells to a mutually acceptable depth. The Company will pay 30% of each additional test well in order to earn a 15% working interest in all available rights if certain conditions are met. This option will continue until such time as all the land is earned or the Company no longer wishes to earn West Patry land.

      The Company will pay its proportionate share of any land rentals or maintenance fees that Lightning is required to pay based on 30% prior to earning and 15% after earning (this pertains to all lands collectively under the West Patry, Mission Hills and Maxhamish areas). The Company will also pay its proportionate share of Westcoast Energy Inc's ("WEI") reservation fee for gathering and processing at the Fort Nelson plant with regards to 35 mmcf/d of raw capacity and will be provided the future benefits of such reservation. The fee of $35,000 per month shall continue until production is fulfilled or until the election is made to drop the reservation. The Company shall pay 30% of the fee prior to earning by the initial test well and thereafter shall be reduced to 15%. The Company has paid its portion of such fee totaling $10,500.00.

      Under the Memorandum of Understanding, an Area of Mutual Interest ("AMI") will be entered into by both parties that shall be in effect until the earlier of the end of the twelfth month after rig release of the last earning well or 6 months after the Company's right to earn any further land. If the Company does not drill to earn on the Mission Hills or Maxhamish properties, then the AMI will convert into an exclusion area to the Company on the lands relevant to both these areas.

Mission Hills

      This property is also located in the Liard Basin area of northeastern British Columbia.

      Under the Memorandum of Understanding, if the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect, within 7 days from receipt of the test well logs, to:

            1. Participate to 30% in a minimum of 25 miles of 30 fold seismic data in order to obtain a comprehensive record of Subterranean structural formations and potential targets for analysis. (Multi-fold (including 30 fold) seismic data provides a more complete record of subterranean structures than does single fold seismic data as it is a series of overlapping seismic images shot from multiple points versus a single image shot from a single point).

            2. Drill a well on Block A &/or B to a mutually agreed depth and location

            3.    Surrender its right to further earning.

      If so elected, the seismic program will commence by July 1, 2002 and will be conducted by the Operator. The Company will have 15 days from receipt of the seismic to elect to drill earning wells or surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

      The participation and earning requirements will be similar to that at West Patry with the exception of the depth and drilling location.

Maxhamish

      This property is also located in the Liard Basin area of northeastern British Columbia.

      If the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect within 30 days from receipt of the test well production data to drill a well on Block A &/or B, to a mutually agreed to depth and location, or to surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

      The participation and earning requirements will also be similar to that at West Patry with the exception of the depth and drilling location.

                      GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and gas industry and in this Registration Statement.

 "Acquisition cost of properties"       Costs incurred to purchase, lease or
                                        otherwise acquire a property, including
                                        costs of lease bonuses and options to
                                        purchase or lease properties, the
                                        portion of costs applicable to minerals
                                        when land including mineral rights is
                                        purchased in fee, brokers' fees,
                                        recording fees, legal costs and other
                                        costs incurred in acquiring properties.

"Bbls or Stock Tank Barrel"             Abbreviation for "barrels of oil" or 42
                                        US gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

"Bcf"                                   Abbreviation for "billion cubic feet of
                                        gas".

"BOPD"                                  Abbreviation for "barrels of oil per
                                        day".

"BOE" Abbreviation for "barrel of oil equivalent" based on a ratio of ten Mcf of natural gas to one barrel of oil.

"Btu" Abbreviation for "British Thermal Units". A British Thermal Unit is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit. There are approximately 1,050 Btu's in each stated cubic foot of natural gas.

"Completion"                            An indefinite term, but including those
                                        steps in attempting to bring a well into production after the well has been drilled to total depth through a prospective pay zone. Such steps include running and cementing a production string of casing, perforating, running tubing, acidizing or fracturing, swabbing, etc.

"Condensate"                            A hydrocarbon mixture that becomes
                                        liquid and separate from natural gas
                                        when the gas is produced; similar to
                                        crude oil.


"Development costs"                     Costs incurred to obtain access to
                                        proved reserves and to provide
                                        facilities for extracting, treating,
                                        gathering and storing the oil and gas.
                                        More specifically, development costs,
                                        including depreciation and applicable
                                        operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

                                              (i) Gain access to and prepare
                                        well locations for drilling, including
                                        surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

                                              (ii) Drill and equip development
                                        wells, development-type stratigraphic
                                        test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the well head assembly.

                                              (iii) Acquire, construct, and
                                        install production facilities such as
                                        lease flow lines, separators, treaters,
                                        heaters, manifolds, measuring devices,
                                        and production storage tanks, natural
                                        gas cycling and processing plants, and
                                        central utility and waste disposal
                                        systems.

"Development Well"                      A well drilled within the proved area of
                                        an oil or gas reservoir to the depth of
                                        a stratigraphic horizon known to be
                                        productive.

"Discovery Well"                        An exploratory well that encounters a
                                        new and previously untapped oil or gas
                                        reservoir; it may open a new field, or a previously unknown reservoir (pool) in an old field.

"Dry Well (Hole)                        An exploratory or a development well
                                        found to be incapable of producing
                                        either oil or gas in sufficient
                                        quantities to justify completion as an
                                        oil or gas well.

"Economic producibility of              Economic producibility of estimated
estimates proved reserves"              proved reserves can be supported to the
                                        satisfaction of the Office of
                                        Engineering if geological and
                                        engineering data demonstrate with
                                        reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35).

"Exploration Costs"                     Costs incurred in identifying areas that
                                        may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property
                                        (sometimes referred to in part as
                                        prospecting costs) and after acquiring
                                        the property. Principal types of
                                        exploration costs, which include
                                        depreciation and applicable operating
                                        costs of support equipment and
                                        facilities and other costs of
                                        exploration activities, are:

                                              (i) Costs of topographical,
                                        geographical and geophysical studies,
                                        rights of access to properties to
                                        conduct those studies, and salaries and
                                        other expenses of geologists,
                                        geophysical crews, and others conducting hose studies. Collectively, these are sometimes referred to as geological and geophysical or "G&G" costs.

                                              (ii) Costs of carrying and
                                        retaining undeveloped properties, such
                                        as delay rentals, ad valorem taxes or
                                        properties, legal costs for title
                                        defense, and the maintenance of land and lease records.

                                              (iii) Dry hole contributions and
                                        bottom hole contributions.

                                              (iv) Costs of drilling and
                                        equipping exploratory wells.

                                              (v) Costs of drilling
                                        exploratory-type stratigraphic test
                                        wells.

"Exploratory well"                      A well drilled to find and produce oil
                                        or gas in an unproved area, to find a
                                        new reservoir in a field previously
                                        found to be productive of oil or gas in
                                        another reservoir, or to extend a known
                                        reservoir. Generally, an exploratory
                                        well is a well that is not a development well, a service well, or a stratigraphic test well.

"Farm-out/Farm-in"                      An agreement providing for assignment of
                                        a lease. A typical characteristic of
                                        farm-out is an obligation of the
                                        assignee to conduct drilling operations
                                        on the assigned acreage as a
                                        prerequisite to completion of the
                                        assignment. The assignor will usually
                                        reserve some type of interest in the
                                        lease. The transaction is characterized
                                        as a farm-out to the assignor and as a
                                        farm-in to the assignee.

"Field" An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field, which are separated vertically by intervening impervious state, or laterally by local geologic barriers, or by both.

"Gross" Gross oil and gas wells or gross acres refers to the total number of wells or acres that we have an ownership interest in without regard to the nature or size of the ownership interest.

"MBbls"                                 Abbreviation for "thousand barrels of
                                        oil".

"Mcf" Abbreviation for "thousand cubic feet of gas".

"MMBbls"                                Abbreviation for "million barrels of
                                        oil".

"MMBtu"                                 Abbreviation for "million Btu".

"MMcf"                                  Abbreviation for "million cubic feet of
                                        gas".

"Natural gas liquids (NGLs)             Butane, propane, ethane, natural
or plant products"                      gasoline and other liquid hydrocarbons
                                        that are extracted from natural gas.

"Net" "Net" oil and gas wells or "net" acres are determined by multiplying gross wells or acres by our working interest in those wells or acres.

"Net present value"                     When used with respect to oil and gas
                                        reserves, the estimated future gross
                                        revenue to be generated from the
                                        production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

"Net revenue interest"                  The percentage of production to which
                                        the owner of a working interest is
                                        entitled. For example, the owner of a
                                        100% working interest in a well burdened only by a landowner's royalty of 12.5% would have an 87.5% net revenue interest in that well.

"Oil and gas producing                  Such activities include:
 activities"

                                        (a) The search for crude oil, including
                                        condensate and natural gas liquids, or
                                        natural gas in their natural states and
                                        original locations.

                                        (b) The acquisition of property rights
                                        or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

                                        (c) The construction, drilling and
                                        production activities necessary to
                                        retrieve oil and gas from its natural
                                        reservoirs, and the acquisition,
                                        construction, installation, and
                                        maintenance of field gathering and
                                        storage systems-including lifting the
                                        oil and gas to the surface and
                                        gathering, treating, field processing
                                        (as in the case of processing gas to
                                        extract liquid hydrocarbons) and field
                                        storage.

                                        For purposes of this section, the oil
                                        and gas production function shall
                                        normally be regarded as terminating at
                                        the outlet valve on the lease or field
                                        storage tank; if unusual physical or
                                        operational circumstances exist it may
                                        be appropriate to regard the production
                                        functions as terminating at the first
                                        point at which oil, gas or gas liquids
                                        are delivered to a main pipeline, a
                                        common carrier, a refinery, or a marine
                                        terminal.

"Operator"                              In a joint venture for the execution of
                                        works or as defined in a joint operating agreement, the "Operator" entity charged with the responsibility for the execution of all works and is normally responsible to authorities for the representation and legal execution of all related agreements and contracts.

"Producing Well"                        A well from which hydrocarbon or non-
                                        hydrocarbons in a fluid or gaseous state flow or are extracted on a daily basis.

"Production costs"                      Costs incurred to operate and maintain
                                        wells and related equipment and
                                        facilities, including depreciation and
                                        applicable operating costs of support
                                        equipment and facilities. They become
                                        part of the cost of oil and gas
                                        produced. Examples of production costs
                                        (sometimes called lifting costs) are:

                                        (a) Costs of labor to operate the wells
                                        and related equipment and facilities.

                                        (b) Repairs and maintenance.

                                        (c) Materials, supplies, and fuel
                                        consumed and supplies utilized in
                                        operating the wells and related
                                        equipment and facilities.

                                        (d) Property taxes and insurance
                                        applicable to proved properties and
                                        wells and related equipment and
                                        facilities.

                                        (e) Severance taxes.

                                        Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil or gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs.

"Proved (proven) area"                  The part of a property to which Proved
                                        reserves have been specifically
                                        attributed.

"Proved (proven) properties"            Properties with Proved reserves.

"Unproved properties"                   Properties with no Proved reserves.

"Proved oil and gas reserves"
"Proved reserved reservoir"             Proved reserves is defined by the SEC
                                        Regulation S-X Rule 4-10, paragraph (a)
                                        and includes the categories Proved
                                        Developed and Proved Undeveloped: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based upon future conditions.

                                              (i) Reservoirs are considered
                                        proved if economic producibility is
                                        supported by either actual production or a conclusive formation test. The area of a reservoir considered proved includes
                                        (a) that portion delineated by drilling
                                        and defined by gas-oil and/or oil-water
                                        contacts, if any; and (b) the
                                        immediately adjoining portions not yet
                                        drilled, but which can be reasonably
                                        judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

                                              (ii) Reserves which can be
                                        produced economically through
                                        application of improved recovery
                                        techniques (such a fluid injection) are
                                        included in the "proved" classification
                                        when successful testing by a pilot
                                        project, or the operation of an
                                        installed program in the reservoir,
                                        provides support for the engineering
                                        analysis on which the project or program was based.

                                              (iii) Estimates of proved reserves
                                        do not include the following: (a) oil
                                        that may become available from known
                                        reservoirs but is classified separately
                                        as "indicated additional reserves"; (b)
                                        crude oil, natural gas, and natural gas
                                        liquids, the recovery of which is
                                        subject to reasonable doubt because of
                                        uncertainty as to geology, reservoir
                                        characteristics, or economic factors;
                                        (c) crude oil, natural gas, and natural
                                        gas liquids, that may occur in
                                        un-drilled prospects; or and (d) crude
                                        oil, natural gas, and natural gas
                                        liquids, that may be recovered from oil
                                        shales, coal, gilsonite and other such
                                        sources.

"Proved developed oil
and gas reserves"                       Proved developed oil and gas reserves
                                        are reserves that can be expected to be
                                        recovered through existing wells with
                                        existing equipment, and operating
                                        methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved undeveloped reserves"           Proved undeveloped oil and gas reserves
                                        are reserves that are expected to be
                                        recovered from new wells on un-drilled
                                        acreage, or from existing wells where a
                                        relatively major expenditure is required for recompletion. Reserves on un-drilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other un-drilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves should not be attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Recompletion"                          Additional works on a well to revise the
                                        existing mechanical or production mode
                                        of a well or to add additional intervals to the production of a well.

"Reservoir"                             A porous and permeable underground
                                        formation containing a natural
                                        accumulation of producible oil and/or
                                        gas that is confirmed by impermeable
                                        rock or water barriers and is individual and separate from other reservoirs.

"Reserves"                              Reserves are those quantities of
                                        petroleum which are anticipated to be
                                        commercially recovered from known
                                        accumulations from a given date forward.
                                        All reserve estimates involve some
                                        degree of uncertainty. The uncertainty
                                        depends chiefly on the amount of
                                        reliable geological and engineering data available at the time of the estimate and the interpretation of these data.
                                        The relative degree of uncertainty may
                                        be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that SEC Regulation S-K prohibits the disclosure of estimates of oil and gas reserves other than proved and estimated values of such reserves in any documents publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law. However, where such estimates previously have been provided to a person (or its affiliates) that is offering to acquire, merge or consolidate with the registrant or otherwise to acquire the registrant's securities, such estimates may be included in documents relating to such acquisition.

"Royalty Interest"                      An interest in an oil and gas property
                                        entitling the owner to a share of oil
                                        and gas production (or the proceeds of
                                        the sale thereof) free of production
                                        costs.

"SEC"                                   The United States Securities and
                                        Exchange Commission.

"SEC Definitions"                       Those terms commonly used in the oil and
                                        gas industry and defined in the rules
                                        and regulations promulgated by the SEC
                                        pursuant to the Securities Act of 1933,
                                        as amended and/or the Securities
                                        Exchange Act of 1934, as amended.

"Standardized Measure"                  The "Standardized Measure of Discounted
                                        Future Net Cash Flows Relating to Proved
                                        Oil and Gas Reserves Quantities," as
                                        described in a Statement of Financial
                                        Accounting Standard No. 69, is a
                                        value-based measure of an entity's
                                        proved reserves based on estimates of
                                        future cash flows from production of
                                        reserves assuming a 10% discount rate
                                        and constant future sale prices and
                                        costs of production. Future cash inflows are calculated using year-end pricing and costs are held constant for the life of each property.

"Seismic"                               The use of shock waves generated by
                                        controlled explosions of dynamite or
                                        other means to ascertain the nature and
                                        contour of underground geological
                                        structures.

"Service well"                          A well drilled or completed for the
                                        purpose of supporting production in an
                                        existing field. Specific purposes of
                                        service wells include gas injection,
                                        water injection, steam injection, air
                                        injection, salt-water disposal, water
                                        supply for injection, observation, or
                                        injection for in-situ combustion.

"Spud"                                  To start to drill a well.

"Stratigraphic test well"               A drilling effort, geologically
                                        directed, to obtain information
                                        pertaining to a specific geologic
                                        condition. Such wells customarily are
                                        drilled without the intention of being
                                        completed for hydrocarbon production.
                                        This classification also includes tests
                                        identified as core tests and all types
                                        of expendable holes related to
                                        hydrocarbon exploration. Stratigraphic
                                        test wells are classified as (I)
                                        "exploratory-type", if not drilled in a
                                        proved area, or (ii) "development-type", if drilled in a proved area.

"Working Interest"                      The operating interest under an oil and
                                        gas lease which gives the owner the
                                        right to drill, produce and conduct
                                        operating activities on the property and a share of production subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

"Workover"                              Remedial operations on a well with the
                                        hope of restoring or increasing
                                        production from the same zone.

"2D Seismic"                            The term applied to describe the method
                                        of acquiring seismic data that results
                                        in two-dimensional profiles of the
                                        subsurface (x,time). 2D seismic data is
                                        usually acquired individually and
                                        interpreted within a grid of 2D profiles that allows the interpreter to generate three-dimensional maps of the subsurface.

"3D Seismic"                            The term applied to describe the method
                                        of acquiring seismic data that result in a three-dimensional grid of data
                                        (x,y,time) of the subsurface. 3D seismic data is usually acquired as a complete grid and interpreted within this specialized grid that allows the interpreter to generate three-dimensional maps of the subsurface.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

A. Operating Results

Fiscal 2001 v. Fiscal 2000

      During the year ended December 31, 2001 ("Fiscal 2001"), the Company entered into a Farmout agreement with Willex Energy Ltd. to participate in a five well drilling program in lands located in the Peace River Arch area of Alberta. Of the five wells to be explored, two were found not to be economic. Therefore, those wells were abandoned and the costs incurred in connection with those wells were written off.

      The net loss for Fiscal 2001 was $407,785 as compared to a net loss of $6,178,114 for the fiscal year ended December 31, 2000 ("Fiscal 2000".) Revenue for Fiscal 2001 decreased from $23,974 for Fiscal 2000 to $1,559 in Fiscal 2001. This decrease in revenue can be attributed to the decrease in interest from $18,108 in Fiscal 2000 to $1,559 in Fiscal 2001.

      The Company's general and administrative expenses for Fiscal 2001 increased by 9% to $169,255 from $155,212 in Fiscal 2000. The increase can be attributed to a $15,000 increase in the Company's consulting fees related to geological evaluation of the Company's properties, as well as a $3,000 increase in its legal expenses related to the Company's financial activities and a $38,000 increase in interest taxes and bank charges. However, the Company's rent and office expenses decreased from $75,220 in Fiscal 2000 to $62,650 for Fiscal 2001. The Company's travel and promotion expenses also decreased by $33,000 from $33,991 for Fiscal 2000 to $675 for Fiscal 2001.

      Despite the decrease in the Company's revenues as well as an increase in its general and administrative expenses, the net loss for Fiscal 2001 decreased from $6,178,114 for Fiscal 2000 to $806,282 for Fiscal 2001. The reduction in loss can be directly attributed to the write-off in Fiscal 2000 of oil and gas properties totaling $2,163,480 and the write-off of exploration and development expenses of $638,586.

      For Fiscal 2001, the Company incurred $638,587 in drilling and other exploration costs to earn the corresponding working interests in each of the lands associated with the Peace River Arch property. However, $638,586 of such exploration costs were written off in Fiscal 2001 after the wells explored were found not to be economic.

Fiscal 2000 v. Fiscal 1999

      Early in the year 2000, it became apparent that the political and economic fortunes of Colombia would continue to decline due to increased guerilla activity targeting both its foreign and its domestic business, and in particular the oil and gas sectors. Can West Exploration Inc. was not immune to this bad fortune, and this, coupled with the suspension of production testing of its Venadillo-1 well (the Company's first well in the country), forced the Company to relinquish its rights to both the Lagunillas and Colon exploration blocks in Colombia after failing to meet its contractual obligations with respect to seismic exploration and to drilling. The Company was unsuccessful in its numerous attempts to secure continued financing for exploration, as any and all prospective joint venture partners were unwilling to invest in what was seen as an unfavorable business environment.

      Mr. Leigh Lyons resigned as President and as a Director of Can West and the Company officially closed its Houston offices. Shortly thereafter, Mr. Sam Lyons resigned as Vice-President of Can West in Colombia and the offices in Bogota were also closed. Mr. Barry Lee, a member of the Can West Board of Directors, was appointed President of the Company.

      Later in the year, the Company was granted approval by its shareholders and by the Canadian Venture Exchange for the consolidation of its share capital on a 1-for-20 basis, an increase in its authorized share capital, and for a change of name from Can West Exploration Inc. to "Watch Resources Ltd.". The Company began trading under the new name and symbol (CDNX: WR) on October 13, 2000.

      The net loss for the Fiscal 2000 was $6,178,114 as compared to a net loss of $654,919 for fiscal year ended December 31, 1999 ("Fiscal 1999"). Total operating expenses of the Company for Fiscal 2000 decreased to $155,212, from $411,251 during Fiscal 1999. The decrease in costs is largely attributable to
(i) a decrease in legal fees ($115,411 in Fiscal 1999 compared to $7,460 in Fiscal 2000) arising from the cessation of all oil and gas operations in Colombia, therefore no longer requiring legal representation in Colombia. In addition, the legal work necessary in Canada was greatly reduced with the Company's limited operations; (ii) decreased rent and office expenses ($140,549 in Fiscal 1999 compared to $71,011 in Fiscal 2000) arising from the fact that the Company no longer had an office in Colombia or Houston; and (iii) decreased expenditures on promotion and shareholder relations ($51,198 in Fiscal 1999 compared to $0 in 2000) as a result of the fact that the Company no longer required the services of an investor relations consultant due to the suspension of its operations in Colombia and the re-structuring of the Company. However, in Fiscal 2000, $2,163,480 in oil and gas property costs were written off as a result of the Company abandoning its interests in the Kirk Lake region property and the Company's subsidiary losing its rights to its claim to the Lagunillas Project in Colombia.

      The Company had total oil and gas property costs of $5,588,769 in Fiscal 1999 compared to $0 in Fiscal 2000. The decrease was attributable to the Company's losing all its rights to the Lagunillas block claim due to its lack of performance of exploration and development work.

Fiscal 1999 v. Fiscal 1998

      Although the total operating expenses of the Company for Fiscal 1999 increased to $411,251, compared to $278,429 during Fiscal 1998, the Company's net loss decreased to $654,919 in Fiscal 1999 from a net loss of $1,137,290 in Fiscal 1998. The increase in costs was largely attributable to three factors:
(i) increased legal fees (115,000 in Fiscal 1999 compared to $25,000 in Fiscal
1998) arising from a proposed take over bid, financing activities and other commercial activities; (ii) an increase in rent and office expense ($140,000 in Fiscal 1999 compared to $99,000 in Fiscal 1998) arising from the carrying of the Company's Bogota and Houston offices for a longer period during Fiscal 1999; and
(iii) increased expenditures on promotion and shareholder relations ($51,000 in 1999 compared to $44,000 in Fiscal 1998). Despite the aforementioned increase in operating expenses, the Company's Net Oil and Gas Property Expenses decreased from $741,982 in Fiscal 1998 to $0 in 1999. This can be attributable to the fact that all the net oil and gas property costs were absorbed in 1998 and there were no amounts due for 1999.

      The Company had total oil and gas property costs of $5,588,769 in Fiscal 1999 compared to $2,915,738 in Fiscal 1998. The increase was attributable to the payment of additional acquisition costs in connection with the Lagunillas Property and exploration and development costs on the Lagunillas Property.

B. Liquidity and capital resources


      The Company's auditors have expressed in their report that the Company's financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern.

      As at August 19, 2002, none of the properties in which the Company currently has an interest has commenced commercial production and the Company has no history of earnings or cash flows from its present operations. As at August 19, 2002, the only present source of funds available to the Company is through the sale of equity or debt, securities or other borrowings. To date, virtually all funding for the Company's acquisition of and expenditures on properties and on-going operations has come from issuances of common shares and units consisting of common shares and share purchase warrants.


      During Fiscal 2001, 2000 and 1999, the Company raised approximately $822,500, $0 and $2,235,739, respectively, in equity.

      During Fiscal 1999, the Company completed a private placement of 500,000 shares on January 7, 1999 at a price of $0.75 per share for total gross proceeds of $375,000.

      On November 10, 1999, the Company completed a private placement of 3,305,211 units at a subscription price of $0.30 per unit, for total proceeds of $991,563.30. Each unit consists of one common share of the Company and one non-transferable share purchase warrant, each two warrants entitling the holder thereof to purchase an additional common share for a period of two years at a price of $0.35 for the first year and $0.40 for the second year.

      On March 7, 2001, the Company closed a private placement of 2,350,000 units at a price of $0.35 per unit for total proceeds of $822,500. Each unit consists of one flow-through common share plus one non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share of the Company and will be exercisable over a two year period, at a price of $0.40 in the first year and $0.50 in the second year. Under Canadian tax laws, "flow through" securities are subject to beneficial tax treatment provided that the funds received by the Company in consideration for such securities are utilized for certain specified activities in Canada, in this case exploration and development.

      On January 28, 2002, the Company closed its private placement of 1,200,000 units at a price of $0.40 per unit and 1,050,000 flow-through shares at a price of $0.40 per share. The total gross proceeds to the Company were $900,000. Each unit will be exchangeable into a common share at no additional cost and a share purchase warrant. Each share purchase warrant can be converted to a common share of the Company at a price of $0.50 in the first year and $0.55 in the second year.

      In February 2002, the Company arranged a non-brokered private placement of a convertible debenture. The private placement closed on February 22, 2002 and the Company raised $300,000 in gross proceeds. The debenture was to mature in six months from the date of issue and was convertible, at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit consisted of one flow-through common share of the Company plus one share purchase warrant. Each warrant entitled the holder to purchase one additional common share of the Company and was exercisable over a two year period, at a price of $0.55. The debenture was to bear interest at the rate of 10% per annum payable monthly in arrears in cash.

      The Company had the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days exceeded $1.00. The debenture was secured by a first charge security over all the present and after-acquired property of the Company. No bonus or finders' fee was payable in connection with the convertible debenture.

      Proceeds from the private placement will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Alberta oil and gas properties.

      The proposed private placement had been subject to regulatory approval from the TSX Venture Exchange. The financing received the regulatory approval needed from the TSX Venture Exchange and the Company received $300,000 in gross proceeds. During April 2002, the convertible debenture was converted into 666,667 units and all the share purchase warrants comprising such units were exercised.


      In June 2002, the Company arranged a brokered private placement in the capital stock of the Company, for gross proceeds of up to $5,000,000 with Canaccord Capital Corporation ("Canaccord"). The offering closed on July 26, 2002. This was a no minimum, best-efforts offering.

      The offering was conducted in British Columbia, Canada, Alberta, Canada and Ontario, Canada in reliance on the registration exemptions provided by the provisions of Regulation S as promulgated under the Securities Act of 1933, as amended. The Offering consisted of both flow-through and non flow-through units. Each flow-through unit was priced at $0.90, and consisted of one flow-through common share of the Company and one-half flow-through share purchase warrant. Each whole flow-through share purchase warrant is exercisable into one flow-through common share of the Company at a price of $1.25 for a period of one year. Each non flow-through unit was priced at $0.75, and consists of one common share of the Company and one-half non flow-through share purchase warrant. Each whole non flow-through share purchase warrant is exercisable into one common share of the Company at a price of $1.00 for a period of one year. The Company has the right to give notice that the warrants will expire in 30 days should the weighted 10 day average trading price exceed $2.00 per share.

      Canaccord acted as Agent and offered advisory services to the Company with respect to the financing, in exchange for a work fee of $5,000, a commission of 8% in cash on the gross proceeds of the Offering totalling $219,630 which was paid at closing out of the gross proceeds, and 366,050 agent's warrants equal to 10% of the gross number of Units sold, which were issued at closing. Each agent's warrant is exercisable into one common share for a period of 24 months at the same exercise price as the warrants included in the Units. The Agent also received a corporate finance fee through the issuance of 75,000 common shares of the Company.


      Proceeds of the private placement will be used primarily to finance drilling activity on the Company's interest in the Liard Basin area of northeastern British Columbia.


      The private placement was subject to regulatory approval by the TSX Venture Exchange. Final approval was granted at closing on July 26, 2002.


      As at December 31, 2001, the Company had a working capital deficiency of $342,608. The Company had no bank loans as at December 31, 2001. However, a loan of $30,000 was made to the Company from a public company listed on the Canadian Venture Exchange which has been paid back. See Item 3(B).


      As at August 19, 2002, the Company is in the exploration stage on the drilling programs in which it is participating and therefore has no regular cash flow. Thus, the Company is dependent on generating income from its drilling operations or raising funds by the issuance of equity in order to finance further acquisitions, undertake exploration and commercialization of resource properties and meet general and administrative expenses in the medium and long term. There can be no assurance that the Company will be successful in raising the required financing.


      Since the Company is solely involved in the exploration and evaluation of oil and gas fields, it is the opinion of management that the most meaningful financial information relates primarily to current liquidity and solvency. As at December 31, 2001, the Company had a working capital deficiency of $342,608. The Company's financial success will be dependent on the extent to which it can discover economically recoverable reserves and the ability of the Company to obtain necessary financing to complete development thereof. Although testing is being conducted on the Company's wells, future cash flows, if any, are difficult to determine with any certainty. The Company's profitability is largely dependent on factors beyond the Company's control such as the success of its exploration and the availability of a market for the Company's crude oil and natural gas production.

      The Company presently has no known commercially economic properties and the limited activities on such properties to date have been exploratory in nature.

      As at August 19, 2002, the Company had approximately $1,905,000 in cash following the closing of its private placement on July 26, 2002. In order to finance its upcoming planned drilling activities, the Company had arranged for the private placements described above that closed on January 28, 2002, February 22, 2002 and July 26, 2002.


      The Company's flow-through private placement, which closed on January 28, 2002, included 1,050,000 flow through units for total proceeds of $420,000. These flow-through funds are a tax benefit to the investors as long as the funds raised from the flow-through shares are spent by the Company on exploration in Canada. Indeed, the Company has a commitment to spend $420,000 on oil and gas exploration in Canada before February 28, 2003.


      In addition, the Company's brokered private placement in its capital stock which closed on July 26, 2002 raised gross proceeds of $2,745,376. This private placement included 3,203,834 flow-through units for total proceeds of $2,402,876 and 456,667 non flow-through units for total proceeds of $342,500. The Company has a commitment to spend $2,402,876 on oil and gas exploration in Canada before December 31, 2003. Indeed, the Company intends to utilize these funds to finance initial drilling activity on its interests in property located in British Columbia.


      The Company's capital requirements for the next 12 months will arise from the evaluation of its existing properties and fulfilling its exploration programs. Under certain of its agreements, the Company is required to pay for a portion of the costs in connection with the projects in which it participates. (See Item 4(B)-Summary of Material Oil and Gas Properties.) Although, the Company plans to participate in drilling on three to four wells in the next twelve months, it is not required to drill such wells. The Company may option out of participating in the drilling of any of these wells. Therefore, in order to satisfy its cash obligations for the next twelve months (assuming the Company decides to participate in all the drilling activities planned), the Company will need to raise at least $3,000,000. However, if the Company were to option out of participation in the drilling activities, its cash obligations would decrease substantially. Therefore, the Company intends to review its participation in any well exploration activities based upon its financial condition at the time the drilling is to commence.


      As such, in the Company's opinion, its current working capital is sufficient to satisfy the Company's present cash requirements for approximately the next thirty-six months assuming it does not conduct any future drilling activities. However, in the Company's opinion, unless additional funds were raised from its equity financing, the Company's current working capital would be insufficient for its requirements were it to participate in the evaluation of its existing properties and the fulfillment of its exploration options.


U.S. Generally Accepted Accounting Principles

      There are no material differences between Canadian reporting standards and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items, except as disclosed in Note 13 to the Company's financial statements.

C. Research and development, patents and licenses, etc.

      The Company incurred a total of $638,587, $408,978 and $2,270,523 in exploration and development costs during the fiscal years ended December 31, 2001, 2000 and 1999, respectively. In addition, the Company incurred $0, $0 and $402,508 in property acquisition costs during the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

D. Trend Information

      There are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

      On December 3, 2001, the Company entered into a Farmout Agreement whereby the Company acquired rights to explore for, work, win and recover petroleum and natural gas from five wells in the Peace River Arch area of Alberta, Canada. The drilling commenced on December 5, 2001. The first and second wells drilled were dry and were abandoned by the Company.


      On March 1, 2002, the Company entered into a Participation Agreement with Lightning pursuant to which it will participate in a well that was drilled in the Eastarm area of British Columbia. As at August 19, 2002, the well had been drilled to its target depth of 2,700 meters into the Slave Point formation with both gas and oil targets. The Company will have a net 12.5% interest in the farm out lands located in the Eastarm Area.

      On April 1, 2002, the Company entered into a Memorandum of Understanding with Lightning, whereby the Company is to participate in the drilling of a well in the Liard Basin area of northeastern British Columbia. The well was drilled to a depth of approximately 3,300 meters, and is targeting Devonian Age natural gas. After payout, the Company will earn a 15% working interest and a 15% revenue interest in the well spacing unit and in 14 adjoining sections of land.


      Under the agreement with Lightning, once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land.

      Potential profitability of oil and gas ventures and properties depend upon factors beyond the control of the Company. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging controls, or any combination of these, and such markets respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

      The marketability of natural resources, which may be acquired or discovered by the Company, will be affected by numerous factors also beyond the control of the Company. These factors include market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management


      The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of August 19, 2002.

================================================================================
                                                                 Position Held
        Name               Age             Positions                  Since
        ----               ---             ---------                  -----
--------------------------------------------------------------------------------
D. Barry Lee                45    President                       August 2000
                                  Director                       December 1999
--------------------------------------------------------------------------------
Christopher D. Wright       44    Chairman/Director                 May 1997
--------------------------------------------------------------------------------
Christopher R. Cooper       31    Director                       December 1999
--------------------------------------------------------------------------------
Gerald J. Shields           48    Secretary                      December 2000
--------------------------------------------------------------------------------
Don Sharpe                  45    Director                         April 2002
================================================================================


In addition to serving as the Company's President and Director, D. Barry Lee has served as President and CEO of P.I.L. Productions Limited, a private holding company, from January 1985 to the present. Mr. Lee has also served as a director of Bank Ventures Ltd. (an oil and gas company) since March 10, 2000, Hedong Energy Inc. (an oil and gas company) since February 13, 2002, Choice Resource Corp. (an oil and gas company) since August 22, 2001 and Trinity Ventures, Inc. (a corporation with no current business or operations) since October 20, 1999.

      In addition to serving as our Chairman and Director, Christopher D. Wright has served as a Director of Velvet Exploration Co. Ltd. from April 1997 to the present. In addition, he has served as President of Pillion Investment Ltd., a private holding company, since 1986. He also served as the Company's President from January 2000 to August 2000. Mr. Wright has also served as a director of Bank Ventures, Ltd. (an oil and gas company) since January 21, 2000, Healthscreen Solutions Incorporated (a medical software developer) since September 20, 1999, Knight Petroleum (an oil and gas company) since August 10, 1999, Hedong Energy, Inc. (an oil and gas company) since February 6, 2002, Avatar Petroleum Inc. (an oil and gas company) since November 3, 1999, and Trinity Ventures Inc. (a corporation with no current business or operations) since October 20, 1999.

      In addition to serving as our director, Christopher R. Cooper has served as a Director of First Merit Group from March 1998 to the present. First Merit Group is a company that manages several public companies. He also acted as our Secretary from December 1999 to December 2000. Mr. Cooper has also served as a director of Healthscreen Solutions (a medical software developer) since September 20, 1999, Choice Resources Corp (an oil and gas company) since August 24, 2000, Hedong Energy Inc. (an oil and gas company) since February 11, 2000, Bank Ventures Ltd. (an oil and gas company) since March 10, 2000, and Trinity Ventures, Inc. (a corporation with no current business or operations) since October 20, 1999. In addition, he served as Treasurer of Velvet Exploration Ltd., an oil and gas company, from May 1997 to

January 1998. Mr. Cooper also worked as an accountant for Computer Associates from May 1993 to September 1996.

      In addition to serving as our Secretary, Gerald J. Shields is engaged in the practice of law. He has been engaged in the private practice of law for approximately 22 years, specializing in corporate, commercial and securities law. From February 1996 until March 1998, Mr. Shields was engaged in private practice through his personal law corporation, Gerald J. Shields Law Corporation in association with another attorney under the firm name "Shields Wizinsky." From March 1998 to date, Mr. Shields has been engaged in the practice of law in association with the firm of "Godinho Sinclair," which since February 2002 has been called "Godinho Sinclair Shields."


      Don Sharpe is a professional geophysicist with over 20 years experience in the oil and gas business. He has a wide range of experience in exploration, production, gas marketing, finance and the management of public companies. He was a founder and director of a number of oil and gas companies both in Canada and the United States, including Velvet Exploration Ltd., an oil and gas company. In addition to serving as our director since April 17, 2002, Mr. Sharpe is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Society of Exploration Geophysicists. Mr. Sharpe is currently and has been a director of Gemini Energy since February 2000, Patriot Petroleum Corp. since June 1999, Nation Energy, Inc. since June 1999, Result Energy since April 1999, and Netco Energy Inc. since September 1997. Each of Gemini Energy, Patriot Petroleum Corp., Nation Energy, Inc., Result Energy and Netco Energy Inc. are oil and gas companies.

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.


      There are no arrangements or understandings between a director or a member of senior management and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company.

B. Compensation

      The following table is a summary of compensation paid to the Company's directors and members of its administrative, supervisory or management bodies for the year ended December 31, 2001.

=========================================================================================================
                                           Other Annual           Securities under            All other
         Name              Salary ($)    Compensation ($)     Options/ SARS granted ($)      compensation
         ----              ----------    ----------------     -------------------------      ------------
---------------------------------------------------------------------------------------------------------
D. Barry Lee                  $0                $0                      $0                       $0
---------------------------------------------------------------------------------------------------------
Christopher D. Wright      $65,000(1)           $0                      $0                       $0
---------------------------------------------------------------------------------------------------------
Christopher R. Cooper      $27,000(2)           $0                      $0                       $0
---------------------------------------------------------------------------------------------------------
Gerald J. Shields          $ 8,198(3)           $0                      $0                       $0
=========================================================================================================

(1) First Merit Group Ltd., a company controlled by Christopher Wright, the Company's Chairman, was paid $65,000 in consideration for office space rental during 2001.

(2) Christopher Cooper was paid $5,000 for consulting services provided to the Company. In addition, Styles Management, Inc., a company controlled by Mr. Cooper, was paid $22,000 in consideration for consulting services provided to the Company.

(3) Godinho Sinclair, a law firm with which Gerald Shields is associated, accrued legal fees totaling $8,198 during 2001. A portion of such fees have been paid.

      No Long-Term Incentive Plan Awards were made to any of the individuals named in the table above during the fiscal year ended December 31, 2001. A "Long-Term Incentive Plan" is a plan whereby parties are granted awards which are earned over a period of one year.

      There were no funds set aside by the Company or any of its subsidiaries during the fiscal year ended December 31, 2001 to provide pension, retirement or similar benefits for any of the Company's directors or members of its administrative, supervisory or management bodies.

      The Company does not have a standard arrangement for the payment of any fees to directors of the Company for acting in such capacity. Directors are granted stock options from time to time.

C. Board Practices

      Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Board of Directors holds meetings four times each year.

      There are no directors' service contracts with the Company or any of its subsidiaries that provide for benefits upon termination of employment.

      The board of directors has elected members to an Audit Committee. The Company does not have a Remuneration Committee.

      The Audit Committee chairman is Christopher Cooper. The Audit Committee is comprised of the following members:

                 Christopher Cooper
                 Christopher Wright
                 D. Barry Lee

      The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

D. Employees

      At December 31, 2001, the Company did not employ any persons on a full time basis. The Company has 2 independent contractors who provide consulting services to the Company on a part-time basis.

      There has not been a material change in the number of the Company's employees over the last 3 years.

      During Fiscal 2001, the Company did not employ any temporary employees to cover off seasonal requirement.

E. Share Ownership.


      The following table sets forth certain information, as at August 19, 2002, concerning the ownership by the Company's directors and members of its administrative, supervisory or management bodies of the Company's Common Shares:

================================================================================
                                              Number of Shares
                                                Beneficially       Percentage of
         Name                                or Directly Owned         Class
         ----                                -----------------         -----
--------------------------------------------------------------------------------
D. Barry Lee                                       655,428(1)        4.8%(1)
--------------------------------------------------------------------------------
Christopher D. Wright                            1,721,572(2)       12.4%(2)
--------------------------------------------------------------------------------
Christopher R. Cooper                              268,517(3)        2.0%(3)
--------------------------------------------------------------------------------
Gerald J. Shields                                  453,572(4)        3.4%(4)
--------------------------------------------------------------------------------
Don Sharpe                                         175,000(5)        1.3%(5)
================================================================================
All directors and officers as a group            3,274,089          23.1%
================================================================================

(1) Includes 555,428 common shares of the Company. Also includes options granted by the Company on March 12, 2002 to D. Barry Lee to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Does not include options to purchase 75,000 common shares of the Company at an exercise price of $0.75 per share for a period of 5 years, expiring on August 2, 2007 which cannot be exercised until December 2, 2002.

(2) Includes 1,077,572 common shares of the Company. Also includes 294,000 common shares of the Company held by Pillion Investments, a company controlled by Christopher D. Wright, and warrants held by Pillion Investments to purchase 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. Also includes options granted by the Company on March 12, 2002 to Christopher D. Wright to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Does not include options to purchase 75,000 common shares of the Company at an exercise price of $0.75 for a period of 5 years, expiring on August 2, 2007 which cannot be exercised until December 2, 2002.

(3) Includes 168,517 common shares of the Company as well as options granted by the Company on March 12, 2002 to Christopher R. Cooper to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Does not include options to purchase 75,000 common shares of the Company at an exercise price of $0.75 for a period of 5 years, expiring on August 2, 2007 which cannot be exercised until December 2, 2002.

(4) Includes 428,572 common shares of the Company. Also includes options granted by the Company on March 12, 2002 to Mr. Shields to purchase 25,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007.

(5) Includes 75,000 common shares of the Company. Also includes options granted by the Company to Mr. Sharpe to purchase 100,000 common shares of the Company at an exercise price of $0.76 per share which cannot be exercised until August 23, 2002. Does not include options granted by the Company to Mr. Sharpe to purchase 75,000 common shares of the Company at an exercise price of $0.75 per share expiring on August 2, 2007 which cannot be exercised until December 2, 2002.


      The shareholders listed above do not have different voting rights.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS



A. Major Shareholders


      As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person(s) severally or jointly. The following table sets forth certain information, as at August 19, 2002, concerning persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares.

--------------------------------------------------------------------------------
                                      Number of Shares
                                       Beneficially or          Percentage of
  Name of Shareholder                  Directly Owned               Class
--------------------------------------------------------------------------------
Christopher D. Wright                   1,721,572(1)               12.4%(1)
--------------------------------------------------------------------------------

(1) Includes 1,077,572 common shares of the Company. Also includes 294,000 common shares of the Company held by Pillion Investments, a company controlled by Christopher D. Wright, and warrants held by Pillion Investments to purchase 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. Also includes options granted by the Company on March 12, 2002 to Christopher D. Wright to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Does not include options to purchase 75,000 common shares of the Company at an exercise price of $0.75 for a period of 5 years, expiring on August 2, 2007 which cannot be exercised until December 2, 2002. During the past three years, the percentage of beneficial ownership held by Mr. Wright has changed from 4.9% in 1999 to a current percentage of beneficial ownership of 12.4%.




      The Company's major shareholders do not have different voting rights.


      As at August 19, 2002 there was no trading market for the Common Shares in the United States. The Common Shares of the Company are listed and posted for trading on the Canadian Venture Exchange under the symbol "WR". The following table indicates the approximate number of record holders of Common Shares as at August 19, 2002, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.


       -------------------------------------------------------------------
       Total Number      Number of US          Number of       Percentage
        Registered    Registered Holders     Common Shares      of Class
        ----------    ------------------     -------------      --------
       -------------------------------------------------------------------
            82                  41               72,080           0.73%
       -------------------------------------------------------------------

      The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

      As far as is known to the Company, there are no arrangements the operations of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

      During the year ended December 31, 1999, $172,000 was payable to Pillion Investments, Ltd., a British Columbia corporation, in connection to a loan made to the Company. Christopher Wright is a director of that company. The funds payable were non-interest bearing and were repaid in full during the year ended December 31, 2000.

      During the year ended December 31, 1999, the Company paid management fees of $178,989 to Leigh Lyons, a former director of the Company, and $42,678 to Styles Management, a company controlled by Christopher Cooper. As at December 31, 1999, $120,647 was payable to Leigh Lyons in consideration for management services provided. The amount payable was non-interest bearing and has been fully paid by the Company. In addition, management fees totaling $10,700 were payable to Styles Management. Such fees were paid in full by the Company in early 2000.

      During the years ended December 31, 2001 and 2000, the Company paid $27,000 and $14,000, respectively, in consulting fees to companies controlled by directors of the Company and to a director of the Company. Specifically, in 2001 and 2000, $14,000 and $22,000, respectively, were paid to Styles Management, a company controlled by Christopher Cooper, a director of the Company. In addition, in 2001 $5,000 was paid to Christopher Cooper.

      During the year ended December 31, 2001, the Company paid or accrued legal fees of $8,198 to Godinho Sinclair, a law firm with which Gerald Shields, the Compay's secretary, is associated.

      During the year ended December 31, 2001, the Company paid for or accrued fees totaling $25,445 for consulting services payable to Wolfgang Degemann, a former director of the Company.

      As at December 31, 2001, $30,000 were due to the Company from Pillion Investments Ltd., a company controlled by Chris Wright, a director of the Company in consideration for repayment of a loan. The amount due is unsecured, non-interest bearing and repayable upon demand.

      The Company believes that all payments made for services rendered were comparable to those that would be made to an unaffiliated provider of such services.

      The Company operates from leased premises in Vancouver, British Columbia which it leases for $5,000 per month plus expenses. The premises are leased from First Merit Group, a Company controlled by Christopher Wright, a director of the Company. During the year ended December 31, 2001, the Company paid rent of $60,000 to First Merit Group. The Company believes that the terms of the lease are as favorable as those that could be obtained from an unaffiliated third party.

      Except as set forth above, no key management personnel or affiliates of the Company or any shareholder holding of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares (including options) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company, or in any proposed transaction, since the beginning of the Company's preceding three fiscal years up to the date of the Registration Statement.

C. Interests of experts and counsel.

Not applicable to Form 20-F filed as a registration statement under the Exchange Act.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

      See Item 17 for the Company's Financial Statements.

      The Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceedings and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

      The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

      The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the board of directors of the Company and will be dependent upon the Company's earnings, capital requirements and financial position, as well as any other factors deemed relevant by the board of directors.

B. Significant Changes

      No significant changes have occurred since the date of the annual financial statements included in the Registration Statement.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details/Markets

      The Company's common shares listed and posted for trading on the Canadian Venture Exchange in Canada under the symbol "WR". Trading commenced on October 13, 2000.

      The following table sets forth the reported high and low sales prices for shares of the Company's Common Stock on the Canadian Venture Exchange for the periods indicated.

              -------------------------------------------------------------
                                                            High       Low
              -------------------------------------------------------------

              ---------------------------------------
                Fiscal year ended December 31, 2001         $0.50     $0.17
              ---------------------------------------
              Fourth Quarter                                 0.50      0.17
              ---------------------------------------
              Third Quarter                                  0.44      0.18
              ---------------------------------------
              Second Quarter                                 0.48      0.31
              ---------------------------------------
              First Quarter                                  0.42      0.28
              ---------------------------------------

              ---------------------------------------

              ---------------------------------------
                Fiscal year ended December 31, 2000         $0.59     $0.03
              ---------------------------------------
              Fourth Quarter                                 0.59      0.03
              ---------------------------------------
              Third Quarter                                  0.08      0.03
              ---------------------------------------
              Second Quarter                                 0.14      0.06
              ---------------------------------------
              First Quarter                                  0.13      0.07
              ---------------------------------------

                Fiscal year ended December 31, 1999         $0.77     $0.08

                Fiscal year ended December 31, 1998         $1.78     $0.26

                Fiscal year ended December 31, 1997         $1.39     $0.12

              -------------------------------------------------------------

      The following table sets forth the high and low market prices for each month during the most recent six months:


              -------------------------------------------------------------
                                                            High       Low
              -------------------------------------------------------------

              -------------------------------------------------------------
              July 2002                                     $0.80     $0.65
              -------------------------------------------------------------
              June 2002                                     $0.88     $0.65
              -------------------------------------------------------------
              May 2002                                      $0.90     $0.75
              -------------------------------------------------------------
              April 2002                                    $0.84     $0.45
              -------------------------------------------------------------
              March 2002                                    $0.50     $0.32
              -------------------------------------------------------------
              February 2002                                 $0.45     $0.32
              -------------------------------------------------------------


      The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

B. Plan of Distribution

      Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

C. Selling Shareholders

      Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

D. Dilution

      Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

E. Expenses of the Issue

      Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital


      As at August 19, 2002 and December 31, 2001, the Company had issued and outstanding 13,491,730 and 3,476,826 shares, respectively, of Common Stock, no par value, all of which are fully paid. The Company is authorized to issue 100,000,000 common shares without par value.

      As at December 31, 2001, the Company had no options outstanding to purchase its common shares. On March 12, 2002, the Company granted options to acquire 375,000 common shares of the Company at an exercise price of $.30 for a period of five years, expiring on March 12, 2007. On April 19, 2002, the Company granted 220,000 options to purchase common shares of the Company at a price of $0.76 per share expiring on April 19, 2007. However, such options could not be exercised until August 19, 2002 due to a hold period imposed by the Canadian Venture Exchange. In addition, on May 21, 2002, the Company granted 100,000 options to purchase common shares of the Company at a price of $0.80 per share expiring on May 21, 2005. Such options may not be exercised until September 21, 2002 due to a hold period imposed by the Canadian Venture Exchange. In addition, on July 9, 2002, the Company granted 100,000 options to purchase common shares of the Company at a price of $0.75 per share expiring on July 9, 2007. Such options may not be exercised until November 9, 2002 due to a hold period imposed by the TSX Venture Exchange. In addition, on August 2, 2002, the Company granted 337,500 options to purchase common shares of the Company at a price of $0.75 per share expiring on August 2, 2007. Such options may not be exercised until December 2, 2002 due to a hold period imposed by the TSX Venture Exchange. As such, as at August 19, 2002, the Company had 1,132,500 options outstanding to purchase common shares of the Company.

      As at August 19, 2002, the Company had a total of 2,869,872 non-transferable share purchase warrants outstanding. 353,571 of the total outstanding share purchase warrants outstanding entitle the holder to purchase one share of the Company's common stock at an exercise price of $0.50 until March 2, 2003. 320,000 of the total outstanding share purchase warrants entitle the holder to purchase one share of the Company's common stock at an exercise price of $0.50 until January 27, 2003 and at an exercise price of $0.55 per share until January 27, 2004. 2,196,301 of the total outstanding share purchase warrant entitle the holder to purchase one share of the Company's common stock at an exercise price of $1.00 until July 26, 2003.


      As at December 31, 2001, the Company had 2,350,000 non-transferable share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase one share of the Company's Common stock at an exercise price of $0.50 per share until March 2, 2003.

      In March, 2002, the Company arranged a non-brokered private placement of a convertible debenture to raise gross proceeds of $300,000. The private placement closed on February 22, 2002 and the Company raised $300,000 in gross proceeds. The debenture was to mature six months from the date of issue and was convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit consisted of one flow-through common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share of the Company exercisable over a two year period at a price of $0.55.

      The Company had the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeded $1.00. The debenture was secured by a first charge security over all the present and after acquired assets of the Company. No bonus or finder's fee was payable in connection with the convertible debenture.

      Proceeds from the private placement will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Peace River Arch area of Alberta. In April 2002, the convertible debenture was converted into 666,667 units and all of the share purchase warrants comprising such units were exercised. See Item 5(B)-Liquidity and capital resources.

B. Memorandum and Articles of Association.

      There are no objects and purposes for the Company disclosed in its Articles.

      Part 15 of the Company's Articles sets forth provisions with respect to the disclosure obligations of interests of directors. Section 15.1 states that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be. Section
15.2 states that a Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

      However, the foregoing prohibits do not apply to certain transactions including the determination of the remuneration of the Directors.

      Section 8.1 of the Company's Articles sets forth that the directors may from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company.

      Section 12.3 of the Company's Articles sets forth that a director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Companies Act, to become or act as a Director.

      Under Section 20.2 of the Company's Articles, any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors. Subject to the rights of member (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

      Under Section 26 of the Company's Articles, if the Company ceases to be a reporting company, no shares or debt obligations shall be offered for sale to the public and no shares may be transferred without previous consent of the Directors.

      The Company may alter its Memorandum or its Articles by special resolution and by otherwise complying with any applicable provision of its Memorandum or Articles to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class. Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by resolutions passed by the votes of members holding three- fourths of the rest of such shares.

      Part 9 of the Company's Articles sets forth the procedures in connection with General Meetings, including the conditions governing the manner in which annual general meetings of shareholders are convoked and conditions of admission.

      There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

      Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities: (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act: and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

C. Material Contracts.

Willex Farmout Agreement

      On December 3, 2001, the Company entered into a Farmout Agreement with Willex Energy Ltd. covering prospects in Greencourt, Vega North, Virginia Hills and Cecil.


      The agreement with Willex is based upon a five well drill program in which the Company has the option to participate in each of the five wells. Two of the wells have already been drilled and were dry. As at December 31, 2001, the Company contributed $250,000 towards drilling and other costs to earn the corresponding working interests in the Green Court, Virginia Hills, Vegas North, Cecil Murphy and Cecil Vintage properties. Under the Farmout Agreement, the Company agreed to pay a portion of Willex's percentage of the costs incurred in each of the properties. See Item 4(D)-Property, Plants and Equipment - Peace River Arch Area, Alberta for additional details regarding the terms of this agreement.

      Under the Farmout Agreement, the Greencourt, Virginia Hills and Vega North earning wells were to be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. Willex shall choose the location for these wells. See Item 4(D) - Property, Plants and Equipment - Peace River Arch Area, Alberta.


      Subsequent to December 31, 2001, the Company's share of exploration expenses on the Virginia Hills well amounted to $89,838.83. The well was found not to be economic and consequently the costs incurred were written-off.

      During the year ended December 31, 2001, the Company's share of exploration expenses on the Cecil Murphy well was $168,478.09. The well was found not to be economic and consequently the costs incurred were written-off.

Lightning Participation Agreement

      On March 1, 2002, the Company entered into a Participation Agreement with Lightning pursuant to which the Company will participate in Lightning's performance of its obligations under a Farmout Agreement with the Operator. Under such Farmout Agreement, Lightning has acquired the right to earn an interest in certain lands located in the Eastarm area in British Columbia. Any working interests earned by the Company in the lands shall be held in trust for the Company in accordance with the Participation Agreement.

      Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of the costs associated with the test well to earn a share of the net working interest earned by Lightning in certain lands farmed out by the Operator. See Item 4(D)-Property, Plants and Equipment - Eastarm Area, British Columbia.


      Under the Participation Agreement, Lightning may elect to operate formations above the Slave Point as set forth in the Farmout Agreement but may not operate activities pertaining to the Slave Point formation in the farm out lands which shall be conducted by the initial Operator.

Lightning Memorandum of Understanding


      On April 1, 2002, the Company executed a Memorandum of Understanding with Lightning, whereby the Company has the right to earn various working interests in the West Patry, Mission Hills and Maxhamish areas (located in the Liard Basin area of northeastern British Columbia) in which Lightning either already has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner. See Item 4(D)-Property, Plants and Equipment - Liard Basin Area for additional details regarding the terms of this agreement.

      Upon signing the Memorandum of Understanding, a cash call was presented to the Company from Lightning representing its share of the initial test well in West Patry. As at July 24, 2002, $1,386,432 has been paid to Lightning in connection with the Laird Basin property. See Item 4(B) - Summary of Material Oil and Gas Properties - Laird Basin Area, British Columbia for discussion on consequences and/or ramifications of the Company's failure to pay Lightning.


      Notwithstanding the terms set forth in the Memorandum of Understanding, at the time of execution of the Memorandum of Understanding, there were no performance obligations beyond the drilling of the initial West Patry test well along with the associated land rentals and WEI gathering and processing reservation fees.

      The Memorandum of Understanding was intended by the parties to reflect the major business terms of a partnership between Watch Resources and Lightning. Any farm-ins relating to the Operator's lands are subject to its approval and will require the Company to enter into an industry standard confidentiality agreement.

D. Exchange Controls

      There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See " Taxation" below.

E. Taxation

      A brief description of the provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes.

The Company has not paid dividends on the Common Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

      Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

      Under the present legislation in the United States, the Company is not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number.

      Gains derived from a disposition of Common Shares by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of Common Shares was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of Common Shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

      This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of Common Shares are urged therefore to consult their own tax advisors with respect to their particular circumstances.

F. Dividends and paying agents

      The Company is not subject to any dividend restrictions.

G. Statement by experts


      The auditor's report of Tony M. Ricci, Inc., is included herein. Its address is Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 Canada. Such Auditor's report is included, in the form and context in which it is included, with the consent of such auditor, who has authorized the contents of that part of the document.


H. Documents on display

      The documents concerning the Company which are referred to in this Registration Statement are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal executive offices of the Company.

I. Subsidiary Information

      Not applicable for Registration Statements filed in the United States.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

      The Company does not invest in market risk sensitive instruments such as debt instruments, forwards and futures, options, SWAPs or other derivative financial and commodity instruments.

B. Qualitative Information about Market Risk

      The Company is not exposed to any type of market risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      The Company is not registering any securities other than equity securities.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      There have been no defaults relating to the indebtedness of the Company, nor have there been any material delinquencies or dividend arrearages relating to the Company's securities.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      On October 13, 2000, the Company filed a Special Resolution that amended its Memorandum by (i) changing the name of the Company from Can West Exploration Inc. to Watch Resources, Inc.; (ii) consolidating the 100,000,000 common shares without par value in the capital of the Company into 5,000,000 common shares without par value; and (iii) thereafter increasing the authorized capital of the Company to 100,000,000 common shares without value.


ITEM 17. FINANCIAL STATEMENTS.


      The consolidated financial statements of the Company have been prepared in accordance with generally accepted auditing standards. A comment by the auditor for U.S. readers on Canada-U.S. Reporting conflict is included therein.


      The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Auditor's Report of Tony M. Ricci, Inc. is included herein immediately preceding the respective financial statements, notes, schedules, etc.


Index to Financial Statements

                                                                            Page
                                                                            ----


      Auditors' Report dated January 30, 2002.................................56

      Balance Sheets at December 31 2001 and 2000.............................57

      Statement of Operations and Deficit for the years ended
        December 31, 2001, 2000 and 1999......................................58

      Statement of Oil and Gas Property Costs for the years
      ended December 31, 2001, 2000 and 1999..................................59

      Statements of Cash Flows for the years ended
        December 31, 2001, 2000 and 1999......................................60

      Notes to the Financial Statements for the years ended
      December 31, 2001, 2000 and 1999........................................61

Tony M. Ricci Inc.
--------------------------------------------------------------------------------
Chartered Accountant                                                  Suite 1304
                                                            925 West Georgia St.
                                                                 Vancouver, B.C.
                                                                         V6C 3L2
                                                             Tel: (604) 669-3013
                                                             Fax: (604) 669-3015

                                AUDITOR'S REPORT

To the Shareholders of WATCH RESOURCES LTD. (Formerly Can West Explorations
Inc.)

I have audited the balance sheet of Watch Resources Ltd. (formerly Can West Explorations Inc.) as at December 31, 2001 and the statements of operations and deficit, oil and gas property costs and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations, oil and gas property costs and cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the year ended December 31, 2001 and total assets and shareholders' equity as to December 31, 2001 to the extent summarized in note 12 to the financial statements.

The comparative figures for 2000 and 1999 were audited in accordance with Canadian generally accepted auditing standards and reported on by another auditor who expressed an opinion without reservation on those statements in their report dated March 26, 2001.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia January 30, 2002, except as to note 11 which is as of March 15, 2002

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated January 30, 2002, except as to note 11 which is as of March 15, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia
January 30, 2002, except as to note 11 which is as of March 15, 2002

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Balance Sheets

December 31, 2001 and 2000

--------------------------------------------------------------------------------
                                                          2001             2000
--------------------------------------------------------------------------------

Assets

Current assets:
    Cash                                          $         --     $    102,647
    Restricted cash (note 7 (b))                       352,985          722,500
    Goods and services taxes recoverable                 3,405            3,001
    Prepaid expenses and deposits                        6,187              838
    Due from a related party (note 6)                   30,000               --
--------------------------------------------------------------------------------
                                                       392,577          828,986

Investments (note 4)                                        12               12
--------------------------------------------------------------------------------

                                                  $    392,589     $    828,998
================================================================================

Liabilities

Current liabilities:
    Accounts payable and accrued liabilities      $    483,682     $    254,756
    Loan payable (note 5)                               30,000           30,000
    Due to related parties (note 6)                         --          479,052
    Shares subscriptions (note 11)                     620,000          822,500
--------------------------------------------------------------------------------
                                                     1,133,682        1,586,308

Shareholders' Equity

Share Capital (note 7)                              10,150,455        9,327,955
Deficit                                            (10,891,548)     (10,085,265)
--------------------------------------------------------------------------------
                                                      (741,093)        (757,310)
--------------------------------------------------------------------------------

                                                  $    392,589     $    828,998
================================================================================

Nature of operations (note 1)
Commitments (note 7(b))
Subsequent events (note 11)

The accompanying notes are an integral part of the financial statements.

Approved by the Directors:


    "Chris Wright"                 Director
-------------------------


    "Chris Cooper"                 Director
-------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Operations and Deficit

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------
                                                 2001          2000         1999
--------------------------------------------------------------------------------

Revenue:
    Interest                              $     1,559   $    18,108   $   59,189
    Joint venture revenues                         --         5,866        4,078
    Foreign exchange gains                         --            --        4,340
--------------------------------------------------------------------------------
                                                1,559        23,974       67,607

General and administrative:
    Accounting and audit                       13,792        11,410       18,188
    Amortization                                   --            --        4,106
    Consulting fees                            30,686        14,000        1,981
    Interest, taxes and bank charges           42,211         3,756          681
    Legal fees                                 10,181         7,460      115,411
    Management salaries and fees                   --            --      280,042
    Regulatory and transfer agent fees          9,060         9,375       15,537
    Rent and office expenses                   62,650        75,220      165,349
    Travel and promotion                          675        33,991       89,998
--------------------------------------------------------------------------------
                                              169,255       155,212      691,293

Other expenses:
    Loss on sale of capital assets                 --        13,066           --
    Loss on investment in subsidiary               --        39,063           --
    Loss on subsidiary debt settlement             --            --       13,043
    Write-off of oil and gas properties            --     2,163,480           --
    Write off of exploration and
       development expenses                   638,587     3,831,267       18,190
--------------------------------------------------------------------------------
                                              638,587     6,046,876       31,233
--------------------------------------------------------------------------------

Loss for the year                             806,283     6,178,114      654,919

Deficit, beginning of year                 10,085,265     3,907,151    3,252,232
--------------------------------------------------------------------------------

Deficit, end of year                      $10,891,548   $10,085,265   $3,907,151
================================================================================

Loss per share                            $      0.26   $      5.48   $     0.71

Weighted average number of
   shares outstanding                       3,084,086     1,126,826      923,277
================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Oil and Gas Property Costs

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------------------------------------
                                                                       2001              2000             1999
--------------------------------------------------------------------------------------------------------------
Greencourt, Virginia Hills, Vega North and Cecil (note 3(c))

Exploration costs                                                 $ 638,587       $        --       $       --

Write-off of exploration costs                                      638,587                --               --
--------------------------------------------------------------------------------------------------------------
                                                                         --                --               --
--------------------------------------------------------------------------------------------------------------

Lagunillas (note 3(b))

Acquisition costs                                                        --                --          402,508
Exploration and environmental studies                                    --           388,477        1,824,284
General and administrative                                               --            18,533          120,439
Consultants and contracted work                                          --                --          324,904
--------------------------------------------------------------------------------------------------------------
                                                                         --           407,010        2,672,135

Exploration costs, beginning of year                                     --         5,567,140        2,895,005

Write-off of Lagunillas acquisition and exploration costs                --        (5,974,150)              --
--------------------------------------------------------------------------------------------------------------
                                                                         --                --        5,567,140
--------------------------------------------------------------------------------------------------------------

Kirk Lake (note 3(a))

Acquisition costs                                                        --                --               --
Exploration and environmental studies, net or recovery                   --            (1,032)              --
General and administrative                                               --                --              896
--------------------------------------------------------------------------------------------------------------
                                                                         --            (1,032)             896

Exploration costs, beginning of year                                     --            21,629           20,733

Write-off of acquisition and exploration costs                           --           (20,597)              --
--------------------------------------------------------------------------------------------------------------
                                                                         --                --           21,629
--------------------------------------------------------------------------------------------------------------

Total oil and gas properties and exploration
   costs, end of year                                             $      --       $        --       $5,588,769
==============================================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------------------------------
                                                               2001              2000              1999
-------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Loss for the year                                  $  (806,283)      $(6,178,114)      $  (654,919)
     Items not involving cash:
        Amortization of capital assets                           --                --             4,106
        Amortization of deferred exploration costs               --                --             1,924
        Deferred foreign exchange                                --            16,664           (21,020)
        Receivable on Ribstone sale                              --                --         1,238,922
        Loss on sale of capital assets                           --            13,066                --
        Write-off of oil and gas properties                      --         2,163,480                --
        Write off of exploration and
           development costs                                638,587         3,831,267                --
    Net change in non-cash operating
        working capital                                     193,173          (517,628)          669,384
-------------------------------------------------------------------------------------------------------
                                                             25,477          (671,265)        1,238,395

Financing activities:
     Loans payable                                               --                --            30,000
     Claim costs payable                                         --                --          (682,834)
     Due to related parties                                (479,052)          307,052           172,000
     Shares subscriptions                                   620,000           822,500          (375,000)
     Common shares issued                                        --                --         2,235,739
-------------------------------------------------------------------------------------------------------
                                                            140,948         1,129,552         1,379,905
Investing activities:
     Deferred resource expenditures                        (638,587)         (405,978)       (2,673,032)
     Investments                                                 --           726,433            70,264
     Purchase of capital assets                                  --                --            (3,122)
     Proceeds on sale of capital assets                          --            11,355             4,024
-------------------------------------------------------------------------------------------------------
                                                           (638,587)          331,810        (2,601,866)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                (472,162)          790,097            16,434

Cash and restricted cash, beginning of year                 825,147            35,050            18,616
-------------------------------------------------------------------------------------------------------

Cash and restricted cash, end of year                   $   352,985       $   825,147       $    35,050
=======================================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

1.    Nature of operations

      The Company was incorporated on January 5, 1987 under the laws of British Columbia. Its principal business activities are the exploration and development of oil and gas properties.


      The Company is in the process of exploring its oil and gas properties and does not currently have economically recoverable reserves. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof (see note 11). In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.


      These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

      The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

      During the previous year, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2.    Significant accounting policies

      (a)   Oil and gas properties

            The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 2

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

2.    Significant accounting policies (continued)

      (a)   Oil and gas properties (continued)

            On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.

            During the year 2000, the Company wrote-off $5,994,747 in costs relating to the termination of its interest in its Lagunillas (Colombia) and Kirk Lake (Alberta) claims.

      (b)   Depletion and depreciation

            Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.

      (c)   Investments

            Investments are recorded at the lower of cost or market value. Subsidiaries that the Company does not control or significantly influence are recorded at cost. (See note 4).

      (d)   Foreign currency translation

            Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

      (e)   Stock based compensation

            No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 3

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

2.    Significant accounting policies (continued)

      (f)   Loss per share

            Loss per share is calculated over the weighted average number of shares outstanding during the year.

      (g)   Comparative figures

            Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

3.    Oil and gas properties

      (a)   Kirk Lake

            The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs was written-off.

      (b)   Lagunillas project, Colombia

            The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc., a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs if $5,974,150 were written-off during the 2000 year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 4

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

3.    Oil and gas resource properties (continued)

      (c)   Greencourt, Virginia Hills, Vega North and Cecil

            During the year, the Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.

            i.    Greencourt, Virginia Hills and Vega North

                  The Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

                  During the year, the Company's share of exploration expenses on the Virginia Hills well amounted to $133,178. The well was found not to be economic and consequently the costs incurred were written-off.

                  The Greencourt and Vega North earning wells are to be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. Willex will choose the location for these wells.

                  In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on100% of production, payable to Rolling Thunder Resources Inc.

            ii.   Cecil Murphy

                  This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company agreed to pay 100% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company will earn 33.34% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 33.34% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the 4th quarter of 2001.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 5

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

3.    Oil and gas resource properties (continued)

      (c)   Greencourt, Virginia Hills, Vega North and Cecil (continued)

            ii.   Cecil Murphy (continued)

                  During the year, the Company's share of exploration expenses in this well was $505,409. The well was found not to be economic and consequently the costs incurred were written-off.

            iii.  Cecil Vintage

                  This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

4.    Investments

      The investments consist of the following:

      (a)   Cal West Investments Ltd.

            The Company owns 100% of the issued common shares of Cal West Investments Ltd. ("Cal West") valued at $10. Cal West is involved in real estate financing projects located in Dallas. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at December 31, 2001, the Company has not generated any revenues from this investment.

      (b)   International Courseware Distributors Inc.

            This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 6

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

4.    Investments (continued)

      (c)   US term deposit

            Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CAD$18,500) was used to assist the funding of Colombia operations.

      (d)   Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

            The Company owned 100% interest in Can West Exploration Inc. (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.

5.    Loan payable

      A loan of $30,000 was made from a public company listed on the Canadian Venture Exchange. The advance is unsecured, non-interest bearing, with no fixed terms of repayment.

6.    Due from/to related parties

      Amount is due from a company controlled by a director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

      Amounts are due to officers, directors and companies controlled by a director for services and loans made to the Company. The amounts are unsecured and non-interest bearing and were repaid during the 2001 year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 7

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

7.    Share capital

      (a)   Authorized

            - 100,000,000 common shares without par value.

      (b)   Issued and outstanding

            ---------------------------------------------------------------------------------
                                                           Number of Shares            Amount
            ---------------------------------------------------------------------------------
            Balance as at December 31, 1999                      22,536,515       $ 9,327,955

               Reduction due to 1:20 share rollback             (21,409,689)               --
            ---------------------------------------------------------------------------------
            Balance as at December 31, 2000                       1,126,826         9,327,955

               Private placement                                  2,350,000           822,500
            ---------------------------------------------------------------------------------

            Balance as at December 31, 2001                       3,476,826       $10,150,455
            =================================================================================

            During the year, the company completed a private placement of 2,064,286 flow-through units and 285,714 non-flow-through units at a price of $0.35 per unit for total gross proceeds of $822,500. Each flow-through unit consists of one flow through common share and one non-transferable non-flow-through share purchase warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.40 per share until March 2, 2002 and at a price of $0.50 per share until March 2, 2003. Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through share purchase warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.40 per share until March 2, 2002 and at a price of $0.50 per share until March 2, 2003. All of these share purchase warrants were outstanding at December 31, 2001.

            During the year, the Company advanced $250,000 for flow-through activities and at December 31, 2001 had an additional $352,985 in cash restricted in its use for future exploration and development in accordance with the flow-through agreement. The Company is committed to raising and expending an additional $119,515 to meet the requirements of these flow through agreements.

            Subsequent to December 31, 2001, the Company arranged additional financings the proceeds of which will be used in flow-through activities (see note 11).

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 8

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

7.    Share capital (continued)

      (c)   Warrants

            As at December 31, 2001, 2,350,000 non-transferable share purchase warrants to acquire 2,350,000 common shares are outstanding exercisable at a price of $0.40 to March 2, 2002 and $0.50 per share to March 2, 2003.

            As at December 31, 2000 and 1999, 165,261 (post-consolidated) non-transferable share purchase warrants were outstanding. Each two warrants entitle the holder to purchase one common share of the Company at a price of $7.00 per share until November 4, 2000 and at a price of $8.00 per share until November 4, 2001.

      (d)   Shares held in escrow

            As at December 31, 2001, 37,500 (2000 - 37,500; 1999 - 37,500) post consolidated common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

8.    Financial instruments

      The carrying amount of cash, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due to related parties approximate fair value because of the short-term maturity of these items.

9.    Income taxes

      Subject to certain restrictions, the Company has operating losses of $1,717,900 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements. These losses expire as follows:

                  2002                                      $     81,000
                  2003                                            91,300
                  2004                                           245,500
                  2005                                           386,500
                  2006                                           632,600
                  2007                                           153,000
                  2008                                           128,000
                  ------------------------------------------------------
                                                            $  1,717,900
                  ======================================================

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 9

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.    Income taxes (continued)

      The Company also has capital loss carry forwards of approximately $2,648,000 which may be applied against future capital gains to reduce taxes otherwise payable.

      The Company has various Canadian resource related reserves totaling $1,119,455 which may be applied against certain taxable income at specified rates in future years.

      The Company has foreign exploration and development related reserves totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

10.   Related party transactions

      During the year, the Company paid rent of $60,000 (2000 - $nil; 1999 - $nil) and consulting fees of $27,000 (2000 - $14,000; 1999 - $nil) to companies controlled by directors of the Company and to a director of the Company.

      During the year, the Company paid or accrued legal fees of $8,198 (2000 - $nil; 1999 - $nil) to a law firm, a partner of which is an officer of the Company.

      During the year, the Company paid or accrued consulting fees of $25,445 (2000 - $nil; 1999 - $nil) to a former director of the Company.

      During the year, the Company paid $nil (2000 - $nil; 1999 - $280,042) in management salaries and fees to directors and officers of the Company.

11.   Subsequent events

      Subsequent to the year-end, the following events occurred:

      (a)   Private placements

            The Company completed a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004. During the year ended December 31, 2001, the Company received shares subscriptions of $620,000 in connection with this private placement.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 10

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

11.   Subsequent events

      (a)   Private placements (continued)

            The Company completed a non-brokered private placement of a convertible debenture to raise gross proceeds of $300,000. The debenture will mature six months from the date of issue and is convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant. Each warrant will entitle the holder to purchase one additional non-flow-through common share of the Company exercisable over a two year period at a price of $0.55. The debenture will bear interest at a rate of 10% per annum payable monthly in arrears in cash.

            The Company will have the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeds $1.00. The debenture will be secured by a first charge security over all the present and after acquired assets of the Company. No bonus or finder's fee is payable in connection with the convertible debenture.

            Proceeds from these private placements will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Alberta oil and gas properties. (See note 7(b)).

      (b)   Agreements

            The Company entered into a participation agreement with Lightning Energy Ltd. ("Lightning") of Calgary, Alberta to participate in a well being drilled in the Eastern area of British Columbia. The Company has agreed to pay 25% of Lightning's share of drilling costs to earn a 25% share of the net working interest earned by Lightning pursuant to a farmout agreement entered into by Lightning as a 50% farmee. The Company will have a net 12.5% net interest in the farmout lands. Subsequent to the year-end, the Company advanced $473,000 to be used in these exploration activities.

            The Company granted 375,000 stock options to directors, officers and consultants of the Company. The stock options are exercisable at a price of $0.30 per share and expire March 12, 2007.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 11

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description of accounting principles that differ in certain respects from U.S. GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

      (a)   Income taxes

            The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of recognition for accounting and income tax purposes. U.S. GAAP requires the use of the asset and liability method of accounting for income taxes whereby deferred tax assets or liabilities are recognized for estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry forwards and timing differences related to capital assets and oil and gas property interests would be fully offset by a valuation allowance as it is not more likely than not that the deferred tax asset will be realized. Accordingly, the application of U.S. GAAP does not result in material difference from Canadian GAAP in accounting for income taxes, as no net value would be assigned under either principle.

      (b)   Stock-based compensation

            Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees, directors or non-employees. The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation. As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting. For option grants to non-employees, the statement requires compensation expense to be recognized at its fair value.

            Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its financial position or results of operations for U.S. GAAP purposes.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 12

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

      (b)   Stock-based compensation (continued)

            There have been no stock options granted to non-employees for service rendered to the Company.

            With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

            There were no escrow shares which became eligible for release during the years 2001, 2000 or 1999 and therefore, no compensation expense for those years.

            37,500 (2000 - 37,500; 1999 - 37,500) post-consolidated contingently cancellable escrow shares would not have been included in the calculation of weighted average number of shares outstanding, and would not have been included in the calculation of loss per share.

      (c) Impairment of long-lived assets and long-lived assets to be disposed of

            U.S. GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that oil and gas property costs be expensed as incurred until commercially economic deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented the Company has expensed all oil and gas property costs.

            For Canadian GAAP, cash flows related to oil and gas properties and deferred exploration are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 13

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

      (d)   New accounting pronouncement

            In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. As at December 31, 2001, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of FAS 133 will result in a material GAAP difference.

      (e)   Flow-Through Shares

            Under United States generally accepted accounting principles, at the date of sale to investors, the difference between the proceeds from the sale of flow-through shares and the fair value of common shares that do not have flow-through features is recorded as a liability if a premium is paid by investors, or as an asset if purchased at a discount.

            As a result, the Company would have been required to record as an asset a discount of $185,786 as at December 31, 2001(2000 - $nil; 1999 - $nil), equal to the difference between the proceeds from the sale and the fair value of common shares without flow-through features. Amortization of the discount would have been $164,208 in 2001 (2000 - $nil; 1999 - $nil) resulting in a net asset value of $21,578 at December 31, 2001 (2000 - $nil; 1999 - $nil).

      (f)   Reconciliation

            The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

            (i)   Assets

            --------------------------------------------------------------------------------
                                                                          2001          2000
            --------------------------------------------------------------------------------
            Assets under Canadian GAAP                                $392,589      $828,998
            Discount on flow-through shares, net of amortization
               of $164,208 (e)                                          21,578            --
            --------------------------------------------------------------------------------

            Assets under U.S. GAAP                                    $414,167      $828,998
            ================================================================================

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 14

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

      (f)   Reconciliation (continued)

            (ii)  Share capital

            ----------------------------------------------------------------------------------------
                                                                             2001               2000
            ----------------------------------------------------------------------------------------
            Share capital, under Canadian GAAP                       $ 10,150,455       $  9,327,955
            Adjustment for discount on flow-through shares (e)            185,786                 --
            ----------------------------------------------------------------------------------------

            Share capital, under U.S. GAAP                           $ 10,336,241       $  9,327,955
            ----------------------------------------------------------------------------------------

            (iii) Deficit

            ----------------------------------------------------------------------------------------
                                                                             2001               2000
            ----------------------------------------------------------------------------------------
            Deficit, under Canadian GAAP                             $(10,891,548)      $(10,085,265)
            Amortization of discount on flow-through shares (e)          (164,208)                --
            ----------------------------------------------------------------------------------------

            Deficit, under U.S. GAAP                                 $(11,055,756)      $(10,085,265)
            ----------------------------------------------------------------------------------------

            (iv)  Loss and loss per share for the year:

            ----------------------------------------------------------------------------------------------
                                                                       Years ended December 31,
                                                          -----------------------------------------------
                                                                 2001              2000              1999
            ----------------------------------------------------------------------------------------------
            Loss for the year, under Canadian GAAP        $  (806,283)      $(6,178,114)      $  (654,919)
            Amortization of discount on flow-through
               shares (e)                                    (164,208)               --                --
            Oil and gas properties and deferred
               exploration (c)                                     --         5,588,769        (2,673,031)
            ----------------------------------------------------------------------------------------------
            Loss for the year, under U.S. GAAP            $  (970,491)      $  (589,345)      $(3,327,950)
            ==============================================================================================

            Weighted average number of shares
               outstanding during the year                  3,046,586         1,089,326           885,777
            ==============================================================================================

            Loss per share, under U.S. GAAP               $     (0.32)      $     (0.54)      $     (3.75)
            ==============================================================================================

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 15

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

      (f)   Reconciliation (continued)

            (v)   Cash used in operating activities

            -----------------------------------------------------------------------------------------------
                                                                          Years ended December 31,
                                                              ---------------------------------------------
                                                                   2001              2000              1999
            -----------------------------------------------------------------------------------------------
            Cash from (used in) operating activities,
               under Canadian GAAP                            $  25,477       $  (671,265)      $ 1,238,395
            Oil and gas properties and deferred
               exploration (c)                                 (638,587)         (405,978)       (2,673,032)
            -----------------------------------------------------------------------------------------------

            Cash used in operating activities,
               under U.S. GAAP                                $(613,110)      $(1,077,243)      $(1,434,637)
            -----------------------------------------------------------------------------------------------

            (vi)  Cash used in investing activities

            -----------------------------------------------------------------------------------------------
                                                                          Years ended December 31,
                                                              ---------------------------------------------
                                                                   2001              2000              1999
            -----------------------------------------------------------------------------------------------
            Cash used in investing activities, under
               Canadian GAAP                                  $(638,587)      $   331,810       $(2,601,866)
            Oil and gas properties and deferred
               exploration (c)                                  638,587           405,978         2,673,032
            -----------------------------------------------------------------------------------------------

            Cash used in investing activities,
               under U.S. GAAP                                $      --       $   737,788       $    71,166
            -----------------------------------------------------------------------------------------------

ITEM 18. FINANCIAL STATEMENTS

      The Company has elected to report under Item #17.

ITEM 19. EXHIBITS

1.1   Articles of the Company*

1.2 Memorandum of the Company filed on January 5, 1987 and Certificate of Incorporation*

1.3 Certificate of Change of Name dated July 8, 1992 and Special Resolution in connection thereto.*

1.4 Certificate of Change of Name dated August 28, 1997 and Special Resolution in connection thereto.*

1.5 Certificate of Change of Name dated October 13, 2000 and Special Resolution in connection thereto.*


4.0   Farmout Agreement with Willex Energy Ltd. dated December 3, 2001.*

4.1   Participation Agreement with Lightning Energy Ltd. dated March 1, 2002.*

4.2 Memorandum of Understanding between the Company and Lightning Energy Ltd. dated April 1, 2002.*


*Previously Filed.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement.

                                                       Watch Resources Ltd.


                                                       /s/ D. Barry Lee
                                                       -------------------------
                                                       D. Barry Lee


Dated: August 26, 2002
Vancouver, British Columbia
Canada